Exhibit 1.2

Management’s discussion and analysis
(“MD&A”) – May 14, 2014

OVERVIEW

The following discussion and analysis is a review of the financial condition and results of operations of Just Energy Group Inc. (“JE” or “Just Energy” or the “Company”) for the year ended March 31, 2014, and has been prepared with all information available up to and including May 14, 2014. This analysis should be read in conjunction with the audited consolidated financial statements of the Company for the year ended March 31, 2014. The financial information contained herein has been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). All dollar amounts are expressed in Canadian dollars. Quarterly reports, the annual report and supplementary information can be found on Just Energy’s corporate website at www.justenergygroup.com. Additional information can be found on SEDAR at www.sedar.com or at the U.S. Securities and Exchange Commission’s website at www.sec.gov.

Just Energy is a corporation established under the laws of Canada and holds securities and distributes the income of its directly or indirectly owned operating subsidiaries and affiliates. Just Energy’s business primarily involves the sale of natural gas and/or electricity to residential and commercial customers under long-term fixed-price, price-protected or variable-priced contracts. Just Energy markets its gas and electricity contracts in Canada, the United States and the United Kingdom, under the following trade names: Just Energy, Hudson Energy, Commerce Energy, Smart Prepaid Electric, Amigo Energy, Tara Energy and Green Star Energy. By fixing the price of natural gas or electricity under its fixed-price or price-protected program contracts for a period of up to five years, Just Energy’s customers offset their exposure to changes in the price of these essential commodities. Variable rate products allow customers to maintain competitive rates while retaining the ability to lock into a fixed price at their discretion. Just Energy derives its margin or gross profit from the difference between the price at which it is able to sell the commodities to its customers and the related price at which it purchases the associated volumes from its suppliers.

Just Energy also offers green products through its JustGreen program. The electricity JustGreen product offers customers the option of having all or a portion of their electricity sourced from renewable green sources such as wind, run of the river hydro or biomass. The gas JustGreen product offers carbon offset credits that allow customers to reduce or eliminate the carbon footprint of their homes or businesses. Additional green products allow customers to offset their carbon footprint without buying energy commodity products and can be offered in all states and provinces without being dependent on energy deregulation.

In addition, Just Energy rents and sells high efficiency and tankless water heaters, air conditioners and furnaces to Ontario and Quebec residents, through a subsidiary operating under the trade name National Home Services (“NHS”). Just Energy also offers smart thermostats as a bundled product with commodity or furnace contracts as well as a stand-alone unit. Just Energy also holds a 50% ownership in Just Ventures LLC and Just Ventures L.P. (collectively, “Just Ventures”), which is primarily involved in the Internet-based marketing of Just Energy’s gas and electricity contracts as well as a 12% ownership in ecobee Inc. (“ecobee”), a company that designs, manufactures and distributes smart thermostats to residential and commercial customers throughout North America.

Included in the MD&A is an analysis of the above operations. As at March 31, 2014, Just Energy’s subsidiary, Hudson Energy Solar Corp. and its subsidiaries (“HES”), were available for sale and expected to be sold within the next 12 months. As a result, it has been classified as discontinued operations and the financial results from operations for prior periods have been restated to reflect results from continuing and discontinued operations for comparative purposes. As at March 31, 2013, Terra Grain Fuels (“TGF”) was available for sale with its sale being completed on December 24, 2013. As a result, up to December 24, 2013, the date of sale, TGF was classified as discontinued operations.

The analysis enclosed in the MD&A also reflects a retrospective change in disclosure with the energy marketing operational segments now represented by the Consumer Energy and Commercial Energy divisions to align with changes effective fiscal 2014 in internal reporting and analysis prepared for senior management.

FORWARD-LOOKING INFORMATION

This MD&A contains certain forward-looking information pertaining to customer additions and renewals, customer consumption levels, EBITDA, Base EBITDA, Funds from Operations, Base Funds from Operations and treatment under governmental regulatory regimes. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated. These risks include, but are not limited to, levels of customer natural gas and electricity consumption, extreme weather conditions, rates of customer additions and renewals, customer attrition, fluctuations in natural gas and electricity prices, changes in regulatory regimes, decisions by regulatory authorities, competition, the results of litigation, and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy’s operations, financial results or dividend levels are included in the May 28, 2014 Annual Information Form and other reports on file with security regulatory authorities, which can be accessed on our corporate website at www.justenergygroup.com or through the SEDAR website at www.sedar.com or at the U.S. Securities and Exchange Commission’s website at www.sec.gov.

KEY TERMS

“$90m convertible debentures” represents the $90 million in convertible debentures issued by Universal Energy Group Ltd. (“Universal”) in October 2007. Just Energy, assumed the obligations of the debentures as part of the Universal acquisition on July 1, 2009. See “Debt and financing for continuing operations” on page 23 for further details.

“$100m convertible debentures” represents the $100 million in convertible debentures issued by the Company to finance the purchase of Fulcrum Retail Holdings, LLC, effective October 1, 2011. See “Debt and financing for continuing operations” on page 23 for further details.

“$330m convertible debentures” represents the $330 million in convertible debentures issued by Just Energy to finance the purchase of Hudson Energy Services, LLC, effective May 1, 2010. See “Debt and financing for continuing operations” on page 23 for further details.

“$150m convertible bonds: represents the U.S.$150 million in convertible bonds issued in January 2014.  Net proceeds were used to redeem Just Energy’s outstanding $90 million convertible debentures and pay down Just Energy’s line of credit, See “Debt and financing for continuing operations” on page 23 for further details.

“attrition” means customers whose contracts were terminated prior to the end of the term either at the option of the customer or by Just Energy.

“customer” does not refer to an individual customer but instead an RCE (see Key Term below).

“failed to renew” means customers who did not renew expiring contracts at the end of their term.

“gross margin per RCE” represents the energy gross margin realized on Just Energy’s customer base, including gains/losses from the sale of excess commodity supply.

“LDC” means a local distribution company; the natural gas or electricity distributor for a regulatory or governmentally defined geographic area.

“RCE” means residential customer equivalent, which is a unit of measurement equivalent to a customer using, as regards natural gas, 2,815 m3 (or 106 GJs or 1,000 Therms or 1,025 CCFs) of natural gas on an annual basis and, as regards electricity, 10 MWh (or 10,000 kWh) of electricity on an annual basis, which represents the approximate amount of gas and electricity, respectively, used by a typical household in Ontario.

NON-IFRS FINANCIAL MEASURES

Just Energy’s consolidated financial statements are prepared in compliance with IFRS. All non-IFRS financial measures do not have standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers.

EBITDA

“EBITDA” represents earnings before finance costs, taxes, depreciation and amortization. This is a non-IFRS measure that reflects the pre-tax profitability of the business.

BASE EBITDA

“Base EBITDA” represents EBITDA adjusted to exclude the impact of mark to market gains (losses) arising from IFRS requirements for derivative financial instruments on future supply positions as well as reflecting an adjustment for share-based compensation. This measure reflects operational profitability as the non-cash share-based compensation expense is treated as an equity issuance for the purpose of this calculation, as it will be settled in shares and the mark to market gains (losses) are associated with supply already sold in the future at fixed prices.

Just Energy ensures that customer margins are protected by entering into fixed-price supply contracts. Under IFRS, the customer contracts are not marked to market but there is a requirement to mark to market the future supply contracts. This creates unrealized gains (losses) depending upon current supply pricing. Management believes that these short-term mark to market non-cash gains (losses) do not impact the long-term financial performance of Just Energy and management has therefore excluded it from the Base EBITDA calculation.

FUNDS FROM OPERATIONS

“Funds from Operations” refers to the cash flow generated by operations. Funds from Operations is calculated by Just Energy as gross margin adjusted for cash items including administrative expenses, selling and marketing expenses, bad debt expenses, finance costs, corporate taxes, capital taxes and other cash items. Funds from Operations also includes a seasonal adjustment for the gas markets in Ontario, Quebec, Manitoba and Michigan in order to include cash received.

BASE FUNDS FROM OPERATIONS/BASE FFO

“Base Funds from Operations” or “Base FFO” refers to the Funds from Operations adjusted for capital expenditures purchased to maintain productive capacity. Capital expenditures to maintain productive capacity represent the capital spend relating to capital assets and investment relating to contract initiation costs to maintain embedded gross margin at the current level.

EMBEDDED GROSS MARGIN

“Embedded gross margin” is a rolling five-year measure of management’s estimate of future contracted energy gross margin as well as the margin associated with the remaining life of National Home Services’ customer contracts. The energy marketing embedded gross margin is the difference between existing energy customer contract prices and the cost of supply for the remainder of the term, with appropriate assumptions for customer attrition and renewals. It is assumed that expiring contracts will be renewed at target margin renewal rates.

Embedded gross margin is shown to reflect the margin expected to be realized from existing customers.  The measure of future gross margin is not discounted to present value nor is it intended to take into account administrative and other costs necessary to realize this margin.

Financial highlights
For the years ended March 31
(thousands of dollars, except where indicated and per share amounts)

Fiscal 2014	Fiscal 2013	Fiscal 2012
% increase	% increase
(decrease)	(decrease)
Sales	$3,611,058	20%	$3,011,178	8%	$2,795,585
Gross margin	565,599	8%	524,104	5%	499,635
Administrative expenses	139,359	1%	137,333	21%	113,260
Selling & marketing expenses	200,004	(9)%	220,499	22%	180,879
Finance costs	90,769	23%	74,000	36%	54,450
Profit (loss) from continuing operations1	166,192	(72)%	595,912	NMF	3	(129,160)
Profit (loss) from discontinued operations	(29,251)	NMF	3	(71,289)	NMF	3	880
Profit (loss)1	136,941	(74)%	524,623	NMF	3	(128,280)
Earnings (loss) per share from continuing operations - basic	1.16	4.26	(0.93)
Earnings (loss) per share from continuing operations - diluted	1.12	3.65	(0.93)
Dividends/distributions	123,429	(31)%	178,400	2%	175,382
Base EBITDA from continuing operations2	210,295	22%	171,744	(16)%	204,921
Base Funds from continuing operations2	109,881	17%	94,224	(41)%	160,547
Payout ratio on Base Funds from continuing operations	112%	189%	109%
Embedded gross margin2	2,424,900	8%	2,252,000	14%	1,976,800
Energy customers (RCEs)	4,410,000	4%	4,222,000	9%	3,870,000
Home Services customers (installed units)	297,000	22%	243,000	47%	165,000
Total customers (RCEs and installed units)	4,707,000	5%	4,465,000	11%	4,035,000
1Profit (loss) for the year includes the impact of unrealized gains (losses), which represents the mark to market of future commodity supply acquired to cover future customer demand. The supply has been sold to customers at fixed prices, minimizing any realizable impact of mark to market gains and losses.
2See  “Non-IFRS financial measures” on page 2.
3Not a meaningful figure.

Continuing operations

CONSUMER ENERGY DIVISION

The sale of gas and electricity to customers consuming 15 RCEs and less is undertaken by the Consumer Energy division. Marketing of the energy products of this division is primarily done door-to-door through 1,100 independent contractors, Internet-based marketing and telemarketing efforts. Approximately 42% of Just Energy’s customer base resides within the Consumer Energy division, which is currently focused on longer-term price-protected and variable rate offerings of commodity products as well as JustGreen. To the extent that certain markets are better served by shorter-term or enhanced variable rate products, the Consumer Energy’s sales channels also offer these products. In addition, the Consumer Energy division has commenced marketing bundled products in Ontario and Texas, offering certain commodity products along with a smart thermostat.

Just Energy owned and operated a network marketing company in Canada, the U.S. and the U.K. up to March 31, 2014, which is also included in the Consumer Energy segment disclosure. The primary assets of this business were sold for a nominal sum to allow for more opportunities to expand the network marketing sales channel through additional products and services outside of Just Energy’s core business. Just Energy’s products will continued to be offered through this network marketing sales channel under its new ownership.

COMMERCIAL ENERGY DIVISION

Customers with annual consumption over 15 RCEs are served by the Commercial Energy division.  These sales are made through three main channels: sales through the broker channel using the commercial platform; door-to-door commercial independent contractors; and inside commercial sales representatives. Commercial customers make up approximately 52% of Just Energy’s customer base. Products offered to commercial customers can range from standard fixed-price offerings to “one off” offerings, which are tailored to meet the customer’s specific needs. These products can be either fixed or floating rate or a blend of the two, and normally have terms of less than five years. Gross margin per RCE for this division is lower than consumer margins but customer aggregation costs and ongoing customer care costs are lower as well on a per RCE basis. Commercial customers tend to have significantly lower attrition rates than those of consumer customers.

HOME SERVICES DIVISION

National Home Services provides Ontario and Quebec residential customers with a long-term water heater, furnace and air conditioning rental, offering high efficiency conventional and power vented tank and tankless water heaters and high efficiency furnaces and air conditioners. In addition, National Home Services has commenced marketing smart thermostats in Ontario. The thermostats are being sold independently in Ontario or also included in a bundled product offering with the rental of air conditioners or furnaces. NHS customers make up approximately 6% of Just Energy’s customer base. NHS markets through approximately 100 independent contractors in Ontario and Quebec.

ABOUT THE ENERGY MARKETS

NATURAL GAS

Just Energy offers natural gas customers a variety of products ranging from month-to-month variable-price offerings to five-year fixed-price contracts. For fixed-price contracts, Just Energy purchases gas supply through physical or financial transactions with market counterparts in advance of marketing, based on forecast customer aggregation for residential and small commercial customers. For larger commercial customers, gas supply is generally purchased concurrently with the execution of a contract. Variable rate products allow customers to maintain competitive rates while retaining the ability to lock into a fixed price at their discretion.

The LDC provides historical customer usage which, when normalized to average weather, enables Just Energy to purchase the expected normal customer load. Furthermore, Just Energy mitigates exposure to weather variations through active management of the gas portfolio, which involves, but is not limited to, the purchase of options including weather derivatives. Just Energy’s ability to successfully mitigate weather effects is limited by the degree to which weather conditions deviate from normal. To the extent that balancing requirements are outside the forecast purchase, Just Energy bears the financial responsibility for fluctuations in customer usage. To the extent that supply balancing is not fully covered through active management or the options employed, Just Energy’s customer gross margin may be reduced or increased depending upon market conditions at the time of balancing.

Ontario, Quebec, British Columbia and Michigan

In Ontario, Quebec, British Columbia and Michigan, the volumes delivered for a customer typically remain constant throughout the year. Just Energy does not recognize sales until the customer actually consumes the gas.  During the winter months, gas is consumed at a rate that is greater than delivery and, in the summer months, deliveries to LDCs exceed customer consumption. Just Energy receives cash from the LDCs as the gas is delivered, which is even throughout the year.

Alberta

In Alberta, the volume of gas delivered is based on the estimated consumption for each month. Therefore, the amount of gas delivered in winter months is higher than in the spring and summer months. Consequently, cash received from customers and the LDC will be higher in the winter months.

Other gas markets

In New York, Illinois, Indiana, Ohio, California, Georgia, New Jersey, Pennsylvania, Manitoba and Saskatchewan, the volume of gas delivered is based on the estimated consumption and storage requirements for each month. Therefore, the amount of gas delivered in winter months is higher than in the spring and summer months. Consequently, cash flow received from these states/provinces is greatest during the third and fourth (winter) quarters, as cash is normally received from the LDCs in the same period as customer consumption.

ELECTRICITY

In Ontario, Alberta, New York, Texas, Illinois, Pennsylvania, New Jersey, Maryland, Michigan, California, Ohio, Delaware, Massachusetts and the United Kingdom, Just Energy offers a variety of solutions to its electricity customers, including fixed-price and variable-price products on both short-term and longer-term electricity contracts. Some of these products provide customers with price-protection programs for the majority of their electricity requirements. Just Energy uses historical usage data for all enrolled customers to predict future customer consumption and to help with long-term supply procurement decisions.

Just Energy purchases power supply through physical or financial transactions with market counterparties in advance of marketing to residential and small commercial customers based on forecast customer aggregation. Power supply is generally purchased concurrently with the execution of a contract for larger commercial customers. The LDC provides historical customer usage, which, when normalized to average weather, enables Just Energy the purchase to expected normal customer load. Furthermore, Just Energy mitigates exposure to weather variations through active management of the power portfolio, which involves, but is not limited to the purchase of options including weather derivatives.

The Company’s ability to successfully mitigate weather effects is limited by the degree to which of weather conditions deviate from normal.  In certain markets, to the extent that balancing requirements are outside the forecast purchase, Just Energy bears the financial responsibility for excess or short supply caused by fluctuations in customer usage. To the extent that supply balancing is not fully covered through customer pass-throughs or active management or the options employed, Just Energy’s customer gross margin may be impacted depending upon market conditions at the time of balancing.

JUSTGREEN

Customers also have the ability to choose an appropriate JustGreen program to supplement their electricity and natural gas contracts, providing an effective method to offset their carbon footprint associated with the respective commodity consumption.

JustGreen programs for electricity customers involve the purchase of power from green generators (such as wind, solar, run of the river hydro or biomass) via power purchase agreements and renewable energy certificates. JustGreen programs for gas customers involve the purchase of carbon offsets from carbon capture and reduction projects.

The Company currently sells JustGreen gas in the eligible markets of Ontario, British Columbia, Alberta, Saskatchewan, Michigan, New York, Ohio, Illinois, New Jersey, Maryland, Pennsylvania and California. JustGreen electricity is sold in Ontario, Alberta, New York, Texas, Maryland, Massachusetts, Ohio and Pennsylvania. Of all consumer customers who contracted with Just Energy in the past year, 29% took JustGreen for some or all of their energy needs. On average, these customers elected to purchase 84% of their consumption as green supply. For comparison, as reported for fiscal 2013, 28% of consumer customers who contracted with Just Energy chose to include JustGreen for an average of 82% of their consumption. Overall, JustGreen now makes up 11% of the Consumer gas portfolio, compared with 9% a year ago. JustGreen makes up 21% of the Consumer electricity portfolio, up from 13% a year ago.

Discontinued operations

SOLAR DIVISION

In March 2014, Just Energy formally commenced the process to dispose of Hudson Energy Solar, a solar project development company operating in New Jersey, Pennsylvania and Massachusetts. HES brings renewable energy directly to commercial consumers, enabling them to reduce their environmental impact and energy costs. The HES assets are designated as a discontinued operation as it is expected to be sold in the next 12 months. See page 21 for more information on the financial results of HES.

ETHANOL DIVISION

In March 2013, Just Energy formally commenced the process to dispose of Terra Grain Fuels with the sale closing on December 24, 2013. TGF is a 150-million-litre capacity ethanol plant located in Belle Plaine, Saskatchewan. The plant produces wheat-based ethanol and high protein distillers’ dried grain (“DDG”). TGF was indirectly acquired in 2009 as part of the Universal acquisition. See page 21 for more information on the financial results of TGF.

EBITDA
For the years ended March 31
(thousands of dollars)
	Fiscal 2014	Fiscal 2013	Fiscal 2012
Reconciliation to consolidated statements of income (loss)
Profit (loss) from continuing operations	$166,192	$595,912	$(129,160)
Add:
Finance costs	90,769	74,000	54,450
Provision for income taxes	52,440	86,385	37,526
Amortization	90,699	117,385	133,475
Loss (profit) attributable to non-controlling interest	(5,459)	5,685	1,758
EBITDA from continuing operations	$394,641	$879,367	$98,049
Add (subtract):
Change in fair value of derivative instruments	(186,142)	(719,575)	96,210
Share-based compensation	1,796	11,952	10,662
Base EBITDA from continuing operations	$210,295	$171,744	$204,921
EBITDA
Gross margin per consolidated financial statements	$565,599	$524,104	$499,635
Add (subtract):
Administrative expenses	(139,359)	(137,333)	(113,260)
Selling and marketing expenses	(200,004)	(220,499)	(180,879)
Bad debt expense	(47,161)	(30,850)	(28,514)
Amortization included in cost of sales/selling and marketing expenses	33,758	26,632	20,746
Other income	2,921	4,005	6,536
Transaction costs	-	-	(1,101)
Loss (profit) attributable to non-controlling interest	(5,459)	5,685	1,758
Base EBITDA from continuing operations	$210,295	$171,744	$204,921

Base EBITDA differs from EBITDA in that the impact of the mark to market gains (losses) from the financial instruments is removed. This measure reflects operating profitability as mark to market gains (losses) are associated with supply already sold in the future at fixed prices. Just Energy ensures that the value of customer fixed-priced contracts is protected by entering into fixed-price supply contracts. Under IFRS, the value of the customer contracts is not marked to market but there is a requirement to mark to market the future supply contracts. This creates unrealized gains (losses) depending upon current supply pricing volatility. Management believes that these short-term mark to market non-cash gains (losses) do not impact the long-term financial performance of Just Energy.

Base EBITDA from continuing operations (“Base EBITDA”) amounted to $210.3 million for the year ended March 31, 2014, an increase of 22% from $171.7 million in the prior comparable year reflecting higher gross margin and operating economies of scale within the Company’s cost structure.

Gross margin increased 8% overall with the increase coming primarily from the Consumer Energy and Home Services divisions. Gross margin from the Consumer Energy division increased by 12% while gross margin from the Home Services division increased by 43% over the prior comparable year. The increase in gross margin for the Consumer Energy division is a result of increased gas consumption resulting from colder temperatures during the third and fourth quarters of the current fiscal year as well as the higher realized GM/RCE in fiscal 2014 from management’s efforts to maximize gross margin earned in key U.S. markets. The increase in gross margin for NHS is a result of 22% increase in installations as well as contractual price increases in the current year.

Commercial Energy margins were $132.9 million for the year ended March 31, 2014, versus $150.9 million in the prior comparable year despite a 9% increase in customer base. The decrease in gross margin for the Commercial Energy division is primarily a result of higher supply costs in the current year primarily resulting from unprecedented electricity price spikes during the extremely cold weather in the fourth quarter. Marginal electricity prices are driven by gas prices which rose sharply and remained high over much of the fourth quarter. This led to the similar rise in spot electricity prices, which more than doubled through the northeast U.S., Texas and Ontario. While the Company attempts to protect its gas margins through winter weather options there has never been a requirement to hedge excess electricity consumption in winter months prior to the fourth quarter of this year. Given that over 90% of the Commercial Energy division’s customer base are electricity customers, the impact from the price spikes was more concentrated within this division.

Administrative expenses increased by 1% from $137.3 million to $139.4 million year over year. The increase was due to a 5% growth in the customer base offset by tight cost controls and realized economies of scale.

Selling and marketing expenses for the year ended March 31, 2014 were $200.0 million, a 9% decrease from $220.5 million reported in fiscal 2013. This decrease was despite a 2% increase in customer additions and a result of continuing efforts to lower per-customer aggregation costs through the use of sales channels utilizing residual-based commission structures, better aligning costs with periods when the related gross margin is earned.

Bad debt expense was $47.2 million for the year ended March 31, 2014, an increase of 53% from $30.9 million recorded for the year ended March 31, 2013. The increase in bad debt expense is attributable to the 43% increase in revenue in the markets where Just Energy bears credit risk. For the year ended March 31, 2014, the bad debt expense of $47.2 million represents approximately 2.1% of revenue in the jurisdictions where the Company bears the credit risk, the same as reported for the year ended March 31, 2013.

While Base EBITDA did increase by 22% over the prior year, management had set a target of achieving Base EBITDA of $220 million for fiscal 2014. Company results were ahead of this pace until the fourth quarter when the unprecedented electricity price spikes resulted in margin reductions of approximately $15 million. The result was fiscal 2014 Base EBITDA of $210.3 million, 4% lower than target.

For more information on the changes in the gross margin, please refer to “Segmented Base EBITDA” on page 13 and “Administrative expenses”, “Selling and marketing expenses”, “Bad debt expense” and “Finance costs”, which are further clarified on pages 18 through 20.

For the year ended March 31, 2012, gross margin was $499.6 million for the year, an increase over the prior year due to strong customer additions and the acquisition of Fulcrum Retail Energy in October 2011. Administrative, selling and marketing and bad debt expenses amounted to $113.3 million, $180.9 million and $28.5 million, respectively. For fiscal 2012, Base EBITDA from continuing operations amounted to $204.9 million as a result of strong performance by the Consumer and Commercial Energy divisions despite warmer than normal winter temperatures.

EMBEDDED GROSS MARGIN
As at March 31 (millions of dollars)
Management's estimate of the future embedded gross margin is as follows:
			2014 vs.		2013 vs.
	Fiscal	Fiscal	2013	Fiscal	2012
	2014	2013	variance	2012	variance
Energy marketing	$1,718.9	$1,654.4	4%	$1,583.8	4%
Home Services	706.0	597.6	18%	393.0	52%
Total embedded gross margin	$2,424.9	$2,252.0	8%	$1,976.8	14%

Management’s estimate of the embedded gross margin within its customer contracts amounted to $2,424.9 million as of March 31, 2014, an increase of 8% over embedded gross margin as of March 31, 2013. A 5% growth in customers was aided by the decline in the Canadian dollar against the U.S. dollar during the past year, which added $104.5 million in embedded gross margin when the U.S. energy marketing future gross margin is stated in Canadian dollars.

Embedded gross margin is shown to reflect the margin expected to be realized from existing customers.  The measure of future gross margin is not discounted to present value nor is it intended to take into account administrative and other costs necessary to realize this margin. As our mix of customers continues to reflect a higher proportion of Commercial volume the embedded gross margin will grow at a slower pace than customer growth; however, the underlying costs necessary to realize this margin will also decline.

In fiscal 2013, embedded gross margin increased by 14% to $2,252.0 million.  The embedded gross margin for Energy marketing increased 4% due to a 9% increase in customer base, the majority of which were commercial customers which generate lower gross margin.  The embedded gross margin for the Home Services division increased by 52% reflecting a 47% increase in customer base during the fiscal year and contractual price increases.

Funds from Operations
For the years ended March 31
(thousands of dollars)
	Fiscal 2014	Fiscal 2013	Fiscal 2012
Cash inflow from continuing operations	$165,398	$93,121	$142,753
Add (subtract):
Increase (decrease) in non-cash working capital	(38,726)	9,769	18,248
Cash flows used in operating activities of discontinued operations	4,191	(8,612)	(545)
Attributable to non-controlling interest	(5,459)	5,685	1,758
Tax adjustment	(1,393)	1,178	3,947
Funds from continuing operations	$124,011	$101,141	$166,161
Less: maintenance capital expenditures	(14,130)	(6,917)	(5,614)
Base Funds from continuing operations	$109,881	$94,224	$160,547
Base Funds from continuing operations
Gross margin from consolidated financial statements	$565,599	$524,104	$499,635
Add (subtract):
Adjustment required to reflect net cash receipts from gas sales	(6,186)	(4,536)	7,740
Administrative expenses	(139,359)	(137,333)	(113,260)
Selling and marketing expenses	(200,004)	(220,499)	(180,879)
Bad debt expense	(47,161)	(30,850)	(28,514)
Current income tax provision	(3,358)	(2,060)	(660)
Amortization included in cost of sales/sales and marketing expenses	33,758	26,632	20,746
Other income	2,921	4,005	6,536
Financing charges, non-cash	14,271	10,534	8,760
Finance costs	(90,769)	(74,000)	(54,450)
Transactions costs			(1,101)
Other non-cash adjustments	(5,701)	5,144	1,608
Funds from continuing operations	$124,011	$101,141	$166,161
Less: maintenance capital expenditures	(14,130)	(6,917)	(5,614)
Base Funds from continuing operations	$109,881	$94,224	$160,547
Base Funds from continuing operations payout ratio	112%	189%	109%
Dividends/distributions
Dividends	$120,142	$173,646	$171,381
Distributions for share-based awards	3,287	4,754	4,001
Total dividends/distributions	$123,429	$178,400	$175,382

Base Funds from continuing operations (“Base FFO”), which represents Funds from continuing operations reduced by the maintenance capital expenditures, was $109.9 million, an increase of 17% compared with $94.2 million for fiscal 2013. Maintenance capital expenditures increased by $7.2 million year over year due to the increase in the maintenance portion of commercial customer contract initiation costs included representing the cost associated with replacing embedded gross margin lost through attrition or failure to renew.

Overall, Base FFO showed an increase less than the 22% growth in Base EBITDA, primarily due to higher finance costs in fiscal 2014 as well as a $6.2 million adjustment for delayed cash receipts for higher winter consumption in markets (Ontario, Quebec, British Columbia and Michigan) where gas is paid by the LDC on a flat monthly basis based on estimated consumption and is not “trued up” until the following year.  As a result, in periods of higher consumption than normal as was the case with fiscal 2014’s winter months, cash receipts, and accordingly, Base FFO, is less than that reflected in reported gross margin from customers.

Dividends and distributions for the year ended March 31, 2014 were $123.4 million, a decrease of 31% from the prior fiscal year as a result of a reduction in the annual dividend from $1.24 to $0.84 effective with the April 2013 dividend.

The payout on Base FFO was 112% for fiscal 2014, compared with 189% in fiscal 2013.  The Company’s guidance targeted a payout of less than 100% for the year. Barring the unfavourable impact from the extreme weather on gross margin in the fourth quarter, including the above noted delays in receipt of certain gas cash flows, the payout ratio would have been less than 100% for the year as targeted.

Selected consolidated financial data from continuing operations
(thousands of dollars, except per share amounts)

The results from operations have been reclassified for fiscal 2013 and 2012 to present HES as discontinued operations as it is available for sale as of March 31, 2014. The Solar division is therefore excluded from the results presented below.

Statements of Operations
For the years ended March 31
(thousands of dollars, except per share amount)
	Fiscal 2014	Fiscal 2013	Fiscal 2012
Sales	$3,611,058	$3,011,178	$2,795,585
Gross margin	565,599	524,104	499,635
Profit (loss) from continuing operations	166,192	595,912	(129,160)
Profit (loss) from continuing operations per share - basic	1.16	4.26	(0.93)
Profit (loss) from continuing operations per share - diluted	1.12	3.65	(0.93)

Balance sheet data
As at March 31
	Fiscal 2014	Fiscal 2013	Fiscal 2012
Total assets	$1,536,388	$1,451,503	$1,543,044
Long-term liabilities	1,023,832	916,748	999,608

2014 COMPARED WITH 2013

Sales increased by 20% to $3,611.1 million in fiscal 2014, compared with $3,011.2 million in the prior fiscal year. The sales increase is a result of the 5% increase in the customer base as well as higher commodity prices and higher consumption per customer resulting from colder than normal winter weather.

For the year ended March 31, 2014, gross margin increased by 8% to $565.6 million from $524.1 million reported in fiscal 2013. Gross margin for the Consumer Energy division increased by 12% as a result of higher variable product margins in fiscal 2014 as well as the increased gas consumption from the colder than normal winter temperatures. The margin from the higher consumption was offset by payouts on weather index derivatives intended to “collar” the effects of higher and lower consumption. The gross margin for the Commercial Energy division decreased by 12% to $132.9 million. Uncharacteristically, electricity prices saw a winter spike similar to gas prices due to excess consumption being supplied by spot prices driven by gas-fueled electricity costs. The Commercial Energy division was most heavily impacted by higher capacity costs in its northeast U.S. markets and the volatility in supply prices resulting from the extreme weather throughout North America during the fourth quarter. As a result, Just Energy had to meet the increased demand of its customers at their contracted fixed prices while procuring extra supply at extremely high supply prices. Gross margin from Home Services increased by 43% in fiscal 2014 due to a 22% increase in the number of installed units and contractual price increases in the current fiscal year.

Profit from continuing operations for fiscal 2014 amounted to $166.2 million, compared to $595.9 million in fiscal 2013. The change in profit from continuing operations is primarily attributable to the change in fair value of the derivative instruments on the Company’s supply portfolio, which showed a gain of $186.1 million in fiscal 2014, versus a gain of $719.6 million in fiscal 2013. Under IFRS, the customer margins are not marked to market but there is a requirement to mark to market the future supply contracts, creating unrealized non-cash gains or losses depending on the supply pricing.

Excluding the year over year impact of the change in fair value of the derivative instruments, Just Energy’s loss from continuing operations was $20.0 million in fiscal 2014, compared with a loss of $123.7 million in fiscal 2013. The change year over year is a result of a decrease in selling and marketing and other operating expenses of $20.5 million and $27.7 million, respectively. The decrease in selling and marketing expenses is reflecting lower per-aggregation cost, particularly due to a reduction in the costs associated with the network marketing division as the build-out was completed in fiscal 2013. Other operating expenses were lower primarily as a result of lower amortization of the gas and electricity contracts resulting from the contracts acquired in fiscal 2010 being fully amortized.  The provision for income taxes for fiscal 2014 decreased by $33.9 million over the prior year reflecting lower deferred tax expense due to a further decline of the cumulative mark to market losses from financial instruments.

Total assets increased by 6% to $1,536.4 million in fiscal 2014. The increase in total assets is primarily a result of additional capital expenditures related to the Home Services division. Excluded from the total assets as of March 31, 2014 are $106.3 million of assets for HES, which are held for sale.

Total long-term liabilities as of March 31, 2014 were $1,023.8 million representing a 12% increase over fiscal 2013. The increase of long-term liabilities was primarily a net result of the $150 million convertible bond issuance, the redemption of the $90 million convertible debentures series, higher NHS financing reflecting higher installations and the reclassification of the reduced credit facility from current to long-term upon its renewal in October 2013.

2013 COMPARED WITH 2012

Sales increased by 8% to $3,011.2 million in fiscal 2013, compared with $2,795.6 million in the prior fiscal year. The sales increase is a result of the 9% increase in the Energy Marketing customer base as well as the 47% increase in the installed units for the Home Services division. The increase in the Energy Marketing customer base is a result of the record customer additions for both the consumer and commercial divisions, particularly in the U.S. electricity markets where the customer base increased 24% year over year. The Home Services division experienced strong customer additions with 51,000 units installed during fiscal 2013 as well as 27,000 additional units purchased through an acquisition from morEnergy Services Inc.

For the year ended March 31, 2013, gross margin increased by 5% to $524.1 million from $499.6 million reported in fiscal 2012. Gross margin related to energy marketing increased 2% year over year lower than the 9% increase in customer base, as a result of the increase in the percentage of commercial customers as well as the continuing impact from the fiscal 2012 warm winter as the under-consumed gas was sold at low margins during the first and second quarters of fiscal 2013. Gross margin from Home Services increased by 50% in fiscal 2013 due to a 47% increase in the number of installed units and contractual price increases.

During fiscal 2013, Just Energy had continued success with the marketing of its variable-priced commodity products as well as its water heater, furnace and air conditioner rental business. The overall customer base of the Company increased by 10% year over year. The average gross margin per customer in Canada decreased to $132 per RCE from $178 per RCE year over year due to the impact of the financial reconciliations  from the warm winter in the gas markets. The compression of gross margin on commercial product offerings due to additional capacity costs in the northeastern states decreased the U.S electricity gross margin per customer to $100 per RCE in fiscal 2013 versus $132 per RCE realized in fiscal 2012.

Profit from continuing operations for fiscal 2013 amounted to $595.9 million, compared with a loss of $129.2 million in fiscal 2012. The change in profit from continuing operations is attributable to the change in fair value of the derivative instruments on the Company’s supply portfolio, which showed a gain of $719.6 million in fiscal 2013, versus a loss of $96.2 million in fiscal 2012. Under IFRS, the customer margins are not marked to market but there is a requirement to mark to market the future supply contracts, creating unrealized gains or losses depending on the supply pricing.

Excluding the year over year impact of the change in fair value of the derivative instruments, Just Energy’s loss from continuing operations was $123.7 million in fiscal 2013, compared with a gain of $33.0 million in fiscal 2012. The change year over year is a result of an increase in administrative, financing and selling and marketing expenses of $24.1 million, $19.6 million and $39.6 million, respectively. The increase in expenses is a result of the expansion into ten new markets in fiscal 2013 as well as additional financing using NHS and HES financing and the issuance of a $105 million senior unsecured note. In addition, the provision for income tax increased by $48.9 million primarily due to the deferred tax impact of $73 million for the change in fair value of the derivative instruments. Offsetting the higher expenses was an increase of $24.5 million in gross margin reflecting the 11% increase in customer base, and a decrease in other operating expenses (particularly amortization).

Total assets decreased by 6% to $1,451.5 million in fiscal 2013 as a result of the amortization of the intangible assets acquired through the Hudson and Fulcrum acquisitions. Excluded from the total assets are $77.4 million of assets for the Ethanol division which were held for sale as of March 31, 2013 and subsequently sold on December 24, 2013.

Total long-term liabilities as of March 31, 2013 were $916.7 million representing an 8% decrease over fiscal 2012. During fiscal 2013, long-term debt increased with the issuance of the $105 million senior unsecured note as well as increases to

NHS financing. These increases to long-term liabilities were offset by Just Energy’s credit facility being reclassed to current liabilities, as it was scheduled to expire on December 31, 2013. The credit facility was renewed in October 2013.

Summary of quarterly results for continuing operations
(thousands of dollars, except per share amounts)
Q4	Q3	Q2	Q1
Fiscal 2014	Fiscal 2014	Fiscal 2014	Fiscal 2014
Sales	$1,155,473	$858,772	$851,909	$744,904
Gross margin	155,728	163,154	127,799	118,918
Administrative expenses	34,877	34,271	34,991	35,220
Selling and marketing expenses	48,644	47,613	49,352	54,395
Finance costs	25,550	21,917	21,583	21,719
Profit (loss) for the period from continuing operations	152,344	165,213	(112,706)	(38,659)
Profit (loss) for the period	109,377	179,608	(110,232)	(41,812)
Profit (loss) for the period from continuing operations per share – basic	1.06	1.15	(0.79)	(0.27)
Profit (loss) for the period from continuing operations per share – diluted	0.91	0.99	(0.79)	(0.27)
Dividends/distributions paid	30,932	30,891	30,850	30,756
Base EBITDA from continuing operations	65,312	78,008	38,390	28,585
Base Funds from continuing operations	29,390	44,057	26,759	9,675
Payout ratio on Base Funds from continuing operations	105%	70%	115%	318%

Q4	Q3	Q2	Q1
Fiscal 2013	Fiscal 2013	Fiscal 2013	Fiscal 2013
Sales	$904,749	$736,024	$713,072	$657,333
Gross margin	156,551	139,732	114,168	113,653
Administrative expenses	37,188	34,069	32,894	33,182
Selling and marketing expenses	52,759	52,536	54,707	60,497
Finance costs	21,419	17,971	18,300	16,310
Profit for the period from continuing operations	199,821	42,535	22,820	330,736
Profit for the period	135,895	39,530	21,343	327,855
Profit for the period from continuing operations per share – basic	1.41	0.30	0.16	2.37
Profit for the period from continuing operations per share – diluted	1.20	0.29	0.16	1.98
Dividends/distributions paid	44,965	44,636	44,409	44,390
Base EBITDA from continuing operations	69,337	55,448	29,008	17,951
Base Funds from continuing operations	45,415	35,674	13,087	46
Payout ratio on Base Funds from continuing operations	98%	126%	352%	NMF	1

1Not a meaningful figure

Just Energy’s results reflect seasonality, as electricity consumption is slightly greater in the first and second quarters (summer quarters) and gas consumption is significantly greater during the third and fourth quarters (winter quarters). While quarter over quarter comparisons are relevant, sequential quarters will vary materially. The main impact of this will be higher Base EBITDA and Base Funds from Operations and lower payout ratios in the third and fourth quarters (assuming consumption based on normal winter weather) and lower Base EBITDA and Base Funds from Operations and higher payout ratios in the first and second quarters. This impact is lessening as current net customer additions are concentrated in electricity, which traditionally experiences less seasonality than natural gas.

ANALYSIS OF THE FOURTH QUARTER

Financial results

Sales increased by 28% to $1,155.5 million from $904.7 million. Consumer Energy’s sales increased by 44% despite a flat customer base primarily as a result of higher consumption relating to colder temperatures than experienced in the prior comparable period.

Commercial Energy sales increased by 10% for the three months ended March 31, 2014 compared with the fourth quarter of fiscal 2013, as a result of the increase in customer base and higher consumption. NHS sales increased by 27% reflecting a 22% increase in its installed units, higher revenue mix from newer installations and contractual price increases.

Gross margin was $155.7 million, a slight decrease from the prior comparable quarter. The growth in gross margin from Consumer Energy (3%) and NHS (24%) was offset by 20% lower gross margin from the Commercial Energy division. The decrease is due to higher than normal winter customer electricity consumption with supply having to be purchased at extremely high market prices resulting from the colder winter weather and capacity constraints in the northeastern United States.  This winter electricity price/weather combination has not been seen in Just Energy’s 17 year history.

The change in fair value of derivative instruments due to lower forward electricity and natural gas prices resulted in a gain of $154.0 million for the current quarter, compared to a gain of $226.0 million recorded in the fourth quarter of fiscal 2013. The profit from continuing operations for the year ended March 31, 2014, was $152.3 million, representing a profit per share of $1.06 and $0.91 on a basic and diluted basis, respectively.  For the prior comparable quarter, the profit from continuing operations was $199.8 million, representing earnings per share of $1.41 and $1.20 on a basic and diluted basis, respectively. The fair value of derivative instruments represents the mark to market of future commodity supply acquired to cover future customer demand. The supply has been sold to customers in the future at fixed prices, minimizing any impact of mark to market gains or losses.

Base EBITDA from continuing operations was $65.3 million for the three months ended March 31, 2014, a 6% decrease from $69.3 million in the prior comparable quarter. This decrease is a result of lower gross margin and higher bad debt expense. Base FFO was $29.4 million for the current quarter, a decrease of 35% from $45.4 million recorded for the three months ended March 31, 2013. The vast majority of the decrease in Base FFO was due to a $12 million increase in deferred cash receipts from LDC’s in markets (mainly Ontario and Michigan) where cash payments for the higher winter gas consumption is reconciled in the first two quarters of the following fiscal year.

Dividends/distributions paid were $30.9 million, a decrease of 31% over the prior comparable quarter as a result of the change in annual dividend rate from $1.24 to $0.84 effective April 2013.

Marketing results

Gross energy marketing customer additions for the fourth quarter of fiscal 2014 were 356,000, up 7% from the 332,000 customers added through marketing in the fourth quarter of fiscal 2013. Net additions from marketing were 50,000 for the quarter versus 98,000 net customers added in the prior comparable quarter. The lower net customer additions were due to continued high residential customer attrition as well as increased commercial customer losses as the extreme winter weather and pricing resulted in increased competitive pressures on margins offered on customer renewals.

Consumer customer additions amounted to 148,000 for the fourth quarter of fiscal 2014, a 4% decrease from the gross customer additions recorded in the prior comparable period. Commercial customer additions were 208,000 for the current quarter, a 16% increase from 180,000 gross customer additions in the three months ended March 31, 2013. The higher commercial division additions were a result of strong performance from independent contractors and brokers.

The Home Services division continued its customer growth with installations for the three months ended March 31, 2014 of 5,000 water heaters, air conditioners and furnaces, compared with 12,000 installations in the fourth quarter of fiscal 2013. The lower comparative additions were due to extremely cold Ontario weather rendering door-to-door independent contractors unable to market for extended periods during the quarter.  Over and above these additions, NHS installed 5,000 thermostats during the quarter.

Segmented Base EBITDA1
For the years ended March 31
		Fiscal 2014
			Home
	Consumer	Commercial	Services
	division	division	division	Consolidated
Sales	$2,022,270	$1,512,344	$76,444	$3,611,058
Cost of sales	(1,649,672)	(1,379,411)	(16,376)	(3,045,459)
Gross margin	372,598	132,933	60,068	565,599
Add (subtract):
Administrative expenses	(84,646)	(32,067)	(22,646)	(139,359)
Selling and marketing expenses	(130,153)	(59,737)	(10,114)	(200,004)
Bad debt expense	(37,357)	(8,694)	(1,110)	(47,161)
Amortization included in cost of sales/selling and marketing expenses	-	16,890	16,868	33,758
Other income (loss)	3,444	(523)	-	2,921
Profit attributable to non-controlling interest	(5,459)	-	-	(5,459)
Base EBITDA from continuing operations	$118,427	$48,802	$43,066	$210,295

		Fiscal 2013
			Home
	Consumer	Commercial	Services
	division	division	division	Consolidated
Sales	$1,525,801	$1,431,846	$53,531	$3,011,178
Cost of Sales	(1,194,543)	(1,280,936)	(11,595)	(2,487,074)
Gross margin	331,258	150,910	41,936	524,104
Add (subtract):
Administrative expenses	(88,836)	(29,300)	(19,197)	(137,333)
Selling and marketing expenses	(153,554)	(61,774)	(5,171)	(220,499)
Bad debt expense	(23,825)	(6,981)	(44)	(30,850)
Amortization included in cost of sales/selling and marketing expenses	-	14,893	11,739	26,632
Other income (loss)	4,137	(132)	-	4,005
Profit attributable to non-controlling interest	5,685	-	-	5,685
Base EBITDA from continuing operations	$74,865	$67,616	$29,263	$171,744

1The definitions of each segment are provided on pages 4 and 5.

Base EBITDA was $210.3 million for the year ended March 31, 2014, an increase of 22% from $171.7 million in the prior year. Consumer Energy contributed $118.4 million to Base EBITDA for the year ended March 31, 2014, an increase from $74.9 million in the year ended March 31, 2013. This increase was a result of two main factors: higher consumption as a result of colder temperatures compared to the prior comparable quarter and higher realized fiscal 2014 margin/RCE due to efforts by management to maximize gross margin earned in key U.S. markets. Consumer administrative costs were down 5% in fiscal 2014, reflecting continued cost management efforts. Consumer selling and marketing expenses were down 15% from the year despite a 5% increase in customers added largely through the expanded use of more residual-based marketing channels as well as the completion of the network marketing build-out in fiscal 2013.

Commercial Energy contributed $48.8 million to Base EBITDA a decrease of 28% from the year ended March 31, 2013, when the segment contributed $67.6 million.  The decrease is a result of lower margins driven by fourth quarter electricity price spikes as well as higher capacity costs during fiscal 2014.  Administrative costs were up $2.8 million (or 9%) due to the 9% increase in Commercial customer base year over year as well as the impact of the higher U.S. dollar on largely U.S. administrative costs.  Selling and marketing expenses were down 3% despite a 9% increase in customer added due to the lower residual Commercial broker commissions and higher attrition/lower renewals with the book.

NHS contributed $43.1 million to Base EBITDA for the year ended March 31, 2014, an increase of 47% from $29.3 million in the prior comparable quarter due to a 43% increase in gross margin and effectively flat operating costs.

For further information on each division, please refer to “Energy Marketing” on page 16 and “Home Services division” on page 17.

Customer aggregation
	April 1,			Failed to	March 31,	% increase
	2013	Additions	Attrition	renew	2014	(decrease)
Consumer Energy
Gas	791,000	189,000	(169,000)	(52,000)	759,000	(4)%
Electricity	1,198,000	459,000	(341,000)	(96,000)	1,220,000	2%
Total Consumer RCEs	1,989,000	648,000	(510,000)	(148,000)	1,979,000	(1)%
Commercial Energy
Gas	207,000	45,000	(15,000)	(45,000)	192,000	(7)%
Electricity	2,026,000	684,000	(117,000)	(354,000)	2,239,000	11%
Total Commercial RCEs	2,233,000	729,000	(132,000)	(399,000)	2,431,000	9%
Total Energy Marketing RCEs	4,222,000	1,377,000	(642,000)	(547,000)	4,410,000	4%
Home Services
Water heaters	217,000	31,000	-	-	248,000	14%
Air conditioners / furnaces	18,000	3,000	-	-	21,000	17%
Smart thermostats1	8,000	20,000	-	-	28,000	250%
Total installs	243,000	54,000	-	-	297,000	22%
Combined RCEs and installs	4,465,000	1,431,000	(642,000)	(547,000)	4,707,000	5%

1Of the smart-thermostat installations as of March 31, 2014, 64% were bundled with energy or furnace contracts and the remaining 36% were sold as stand-alone units.

Gross customer additions for the year were 1,431,000, an increase of 2% from the 1,406,000 customers added in fiscal 2013. This total includes customer additions from both energy marketing and home services. In addition to these new customers added, Just Energy renewed 991,000 existing customers during the past fiscal year.

Energy marketing gross customer additions for fiscal 2014 were 1,377,000, an increase of 2% from the 1,355,000 customers added in fiscal 2013. Net additions were 188,000 for the year, compared with 352,000 net energy marketing customer additions in fiscal 2013. The low number of net additions was largely a result of higher attrition levels due to continued heavy competition within the U.S. electricity markets.  Management continues to review its product offerings to ensure that all are maximizing their long term economic value to the Company.

Consumer customer additions amounted to 648,000 for fiscal 2014, a 1% increase from 641,000 gross customer additions recorded in the prior comparable year. Commercial customer additions were 729,000 for the fiscal 2014, a 2% increase from 714,000 gross customer additions in the prior comparable year. Overall, the Commercial customer base grew 9% year over year while the Consumer base was down 1%. Included in the consumer energy customer base are 17,000 smart-thermostat customers bundled with a commodity contract. This is a growing segment of Just Energy’s business and represents both higher long-term value to the Company and a lower attrition profile. This bundled product is currently being marketed in Texas, Ontario and Alberta.

For the year ended March 31, 2014, 26% of total consumer and commercial energy marketing customer additions were generated from door-to-door sales, 50% from commercial brokers and 24% through Internet-based and other non-door-to-door channels. The new U.K. operations generated 66,000 customer additions for the year, bringing the total customer base to 78,000 RCEs since operations commenced in July 2012.

As of March 31, 2014, the U.S., Canadian and U.K. segments accounted for 72%, 26% and 2% of the energy marketing customer base, respectively. At the end of fiscal 2013, the U.S. and Canadian segments represented 72% and 28% of the energy marketing customer base, respectively.

ATTRITION
	Fiscal 2014	Fiscal 2013	Fiscal 2012

Consumer	27%	20%	19%
Commercial	6%	5%	8%
Total attrition-Consumer and Commercial divisions	15%	12%	13%

The combined attrition rate for Just Energy was 15% for the year ended March 31, 2014, an increase from the 12% overall rate reported a year prior. The attrition in the Consumer Energy division’s markets increased from 20% in fiscal 2013 to 27% in fiscal 2014. This increase was primarily the result of the Company’s growth being concentrated in U.S. electricity markets such as Texas and the northeast states that typically experience higher attrition due to increased competition. The attrition levels for the customers within the Commercial division attrition increased 1% to 6% in fiscal 2014. The Company continues to focus maintaining its profitable customers and ensuring that variable rate customers meet base profitability profiles even if this results in higher attrition. The Home Services division products have not had any meaningful attrition to date.

RENEWALS

	Fiscal 2014	Fiscal 2013	Fiscal 2012

Consumer	75%	72%	65%
Commercial	64%	67%	63%
Total renewals - Consumer and Commercial divisions	68%	69%	64%

The Just Energy renewal process is a multifaceted program that aims to maximize the number of customers who choose to renew their contract prior to the end of their existing contract term. Efforts begin up to 15 months in advance, allowing a customer to renew for an additional period. Overall, the renewal rate was 68% for fiscal 2014, compared to a renewal rate of 69% realized for the previous fiscal year. The slight decline reflected a very competitive market for Commercial renewals and Just Energy’s focus on maintaining average customers profitability rather than pursing low margin growth.

The renewal rates for the Consumer Energy division improved to 75%, up from 72% a year earlier.  This increase reflects an improved renewal environment with the steady movement of existing customer prices towards current market prices. The Company has not yet experienced any renewals within its Home Services division.

Energy contract renewals
This table shows the percentage of customers up for renewal in each of the following fiscal periods:

	Consumer		Commercial
	gas	Electricity	gas	Electricity
2015	20%	34%	34%	34%
2016	17%	19%	26%	30%
2017	15%	14%	16%	15%
2018	21%	17%	14%	12%
Beyond 2018	27%	16%	10%	9%
Total	100%	100%	100%	100%

Note: All month-to-month customers, which represent 519,000 RCEs, are excluded from the table above.

Energy marketing

GROSS MARGIN
For the years ended March 31
(thousands of dollars)
	Fiscal 2014			Fiscal 2013
Gross margin	Consumer	Commercial	Total	Consumer	Commercial	Total
Gas	$116,955	$27,674	$144,629	$103,848	$21,926	$125,774
Electricity	253,912	105,259	359,171	211,911	128,984	340,895
Network marketing (non-energy)	1,731	-	1,731	15,499	-	15,499
	$372,598	$132,933	$505,531	$331,258	$150,910	$482,168
Increase (decrease)	12%	(12)%	5%

CONSUMER ENERGY

Gross margin for the year ended March 31, 2014, for the Consumer Energy division was $372.6 million, an increase of 12% from the $331.3 million recorded in the prior year. The gross margin for gas and electricity increased by 13% and 20%, respectively, with these increases being offset by the $13.8 million decline in network marketing non-energy gross margin. These non-energy margins have been largely derived from initial sign-up revenue from new independent representatives and the sale of non-Just Energy products by these agents, With the wind-down of the network marketing sales channel, these revenues have been steadily declining. The network marketing entity was sold on March 31, 2014. Accordingly, non-energy revenue will cease from this source. Gross margin from energy contracts sold through the network marketing sales channel is included in gas and/or electricity as applicable for the Consumer Energy or Commercial Energy divisions and these sales will continue under its new ownership.

Average realized gross margin for the Consumer Energy division for the year ended March 31, 2014 was $168/RCE, representing a 2% increase from $165/RCE reported in the prior year. The gross margin/RCE value includes an appropriate allowance for bad debt expense in Illinois, Texas, Georgia, Michigan, Pennsylvania, Massachusetts and Alberta.

Gas
Gross margin for the year ended March 31, 2014 from gas customers in the Consumer Energy division was $117.0 million for the year ended March 31, 2014, an increase of 13% from $103.8 million recorded in fiscal 2013. Gross margin increased despite the 4% decrease in customer base during the past year as a result of the higher consumption from the colder than average temperatures during the winter months.

Just Energy entered into weather index derivatives to cover the winter period up to March 31, 2014, with the intention of reducing gross margin fluctuations from extreme weather (the “Collar Derivatives”). In essence, the Collar Derivatives sacrifice some of the benefits from increased gas consumption in cold weather in exchange for recovering lost margins in winters where consumption is lower than average. The overall weather in the third and fourth quarters was much colder than the average expected temperatures and therefore Just Energy was required to payout on the Collar Derivatives based on the position at March 31, 2014. The final settlement payout offset much of the higher revenue recorded from the 16% increase in customer consumption.

Electricity

Gross margin from electricity customers in the Consumer Energy division was $253.9 million for the year ended March 31, 2014, an increase of 20% from $211.9 million recorded in the prior comparable quarter. While the customer base only increased by 2% over the past year, the gross margin was favourably benefited from a 10% increase in consumption as a result of colder temperatures during the third and fourth quarters of the current fiscal year as well as increasing margins for the variable rate products.

COMMERCIAL ENERGY

Gross margin for the Commercial Energy division was $132.9 million, a decrease of 12% from the $150.9 million recorded in the prior comparable year. The Commercial Energy customer base increased by 9% during the past year; however realized gross margins were lower per RCE due to additional customer volume from the colder weather being purchased at extremely high market prices caused by the volatile winter weather in North America, as well as continued higher electricity capacity charges in the northeast U.S states.

Average realized gross margin for the year ended March 31, 2014 was $61/RCE, a decrease from $79/RCE due largely to the impact to gross margin from higher capacity costs and the price spikes. The GM/RCE value includes an appropriate allowance for bad debt expense in Illinois, Texas, Georgia, Michigan, California and Alberta.

Gas

Gas gross margin for the Commercial Energy division was $27.7 million for the year ended March 31, 2014, up 26% from $21.9 million, resulting from the higher consumption in the current year based on the colder than normal temperatures. This increase in gross margin was offset by the payout on the Collar Derivatives described on the previous page (see Consumer Energy – Gas).

Electricity
Electricity gross margin for the Commercial Energy division was $105.3 million, a decrease of 18% from the $129.0 million recorded in the prior comparable year. This is mainly driven by extreme supply prices in the fourth quarter as well as higher capacity costs throughout the year. The colder winter weather resulted in increased demand, which drove supply costs significantly higher throughout the fourth quarter.

Higher capacity costs in the northeastern U.S. states continued to have an impact through fiscal 2014 and resulted in lower electricity gross margins. Prior to the fourth quarter of fiscal 2013, these costs were lower and relatively stable. Going forward, the Company will look to structure contracts to pass through these costs as well as effectively hedge capacity costs, to mitigate future negative impact to gross margin.

Gross Margin on New and Renewing Customers

The table below depicts the annual margins on contracts for consumer and commercial customers signed during the quarter. This table reflects the gross margin (sales price less costs of associated supply and allowance for bad debt) earned on new additions and renewals including both the brown commodity and JustGreen supply.

ANNUAL GROSS MARGIN PER CUSTOMER
	Fiscal	Number of	Fiscal	Number of
	2014	customers	2013	customers

Consumer customers added and renewed	$166	1,032,000	$178	1,023,000
Consumer customers lost	178	651,000	180	558,000
Commercial customers added and renewed	67	1,336,000	74	1,245,000
Commercial customers lost	82	531,000	82	445,000

For the year ended March 31, 2014, the average gross margin per RCE for the customers added and renewed by the Consumer Energy division was $166/RCE, a decrease from $178/RCE in the prior comparable year. The average gross margin per RCE for the consumer customers lost during the year ended March 31, 2014 was $178/RCE, compared with $180/RCE in the year ended March 31, 2013. Lower new customer margins reflect market conditions in the Company’s active markets.

For the Commercial Energy division, the average gross margin per RCE for the customers signed during the year ended March 31, 2014 was $67/RCE, a decrease from $74/RCE in the prior comparable year. In general, competition for Commercial customers has moved margins in this sector  lower.  In the case of Just Energy, lower commercial additions were accepted as management is focused on maintaining the margin contribution per RCE from commercial customers. Customers lost through attrition and failure to renew during the year ended March 31, 2014, were at an average gross margin of $82/RCE, the same as in the prior comparable year.

Home Services division (“NHS”)
NHS provides Ontario and Quebec residential customers with long-term water heater rental programs that offer conventional tanks, power vented tanks and tankless water heaters in a variety of sizes as well as high efficiency furnaces and air conditioners.

As NHS is a high growth, relatively capital-intensive business, Just Energy’s management believes that, in order to maintain stability of cash flows, separate non-recourse financing of this capital is appropriate. NHS entered into a long-term financing agreement with Home Trust Company (“HTC”) for the funding of the water heaters, furnaces and air conditioners and smart thermostats.

Management’s strategy for NHS is to self-fund the business through its growth phase, building value within the customer base. This way, NHS will not require significant cash from Just Energy’s core operations nor will Just Energy rely on NHS’s cash flow to fund capital requirements. The result will be an asset that will generate strong cash returns following the repayment of the HTC financing.

The average water heater contract is for a period of 15 years with the average all-in cost of an installation being approximately $1,100. Under the HTC agreement, NHS receives funds equal to the amount of the five-, seven- or ten-year cash flow (at its option) of the water heater, furnace and air conditioner contracts discounted at the contracted rate, which is currently 7.99%. The loan amount per unit from HTC exceeds the full installation costs of the unit, regardless of term.  HTC is then paid an amount that is approximately equal to the customer rental payments (excluding annual contractual rate increases) on the water heaters for the next five, seven or ten years as applicable. This funding is used for the upfront capital costs, billing and other general operating costs during the first five, seven or ten years.

Just Energy has started selling smart thermostats through its Consumer Energy and Home Services divisions. The thermostats are currently being marketed through a cross-sell opportunity to Just Energy’s existing customer base in Ontario and Texas as well as in bundled product offerings with commodity or furnace rentals through door-to-door sales channels. This new initiative was launched in late fiscal 2013 with approximately 28,000 installations completed as of March 31, 2014. To date, the sale of thermostats has resulted in lower customer attrition for bundled products than that experienced with customers purchasing only a single product.

RESULTS FROM OPERATIONS

For the year ended March 31, 2014, NHS had sales of $76.4 million and gross margin of $60.1 million, an increase for both of 43% from $53.5 million in sales and $41.9 million in gross margin reported in the prior year. The increase in sales is a result of the 22% growth in customer base and an annual contractual increase in rates. Revenue associated with furnace and air conditioner installations is approximately 2.4 times that of a water heater unit. The embedded gross margin within the NHS contracts grew 18% to $706.0 million during fiscal 2014.

Base EBITDA for the Home Services division for the year ended March 31, 2014 amounted to $43.1 million, an increase of 47% from $29.3 million reported March 31, 2013. This increase is attributable to the higher gross margin partially offset by the increase in administrative expenses.

Finance costs amounted to $21.3 million for the year ended March 31, 2014, a 35% increase from $15.8 million reported at the year ended March 31, 2013. As at March 31, 2014, the balance of NHS financing outstanding was $272.6 million, with an average term of 5.5 years.

Overall consolidated results from continuing operations

ADMINISTRATIVE EXPENSES

For the years ended March 31
(Thousands of dollars)			% increase
	Fiscal 2014	Fiscal 2013	(decrease)
Consumer Energy	$84,646	$88,836	(5)%
Commercial Energy	32,067	29,300	9%
Home Services	22,646	19,197	18%
Total administrative expenses	$139,359	$137,333	1%

The Consumer Energy administrative expenses were $84.7 million for the year ended March 31, 2014, a decrease of 5% from $88.8 million in the prior year, reflecting continued cost management efforts. The Commercial Energy administrative expenses were $32.1 million for fiscal 2014, a 9% increase from $29.3 million in fiscal 2013 resulting from the increase in the customer base and additional costs related to the U.K. expansion.

The administrative expenses for NHS increased by 18% to $22.6 million in fiscal 2014. The increase in expenses for the Home Services division is a result of servicing costs to support the 22% larger installed base. Management anticipates that as the Home Services’ customer base continues to grow, economies of scale will result in future increases in administrative expenses being lower than the future increases in margins.

SELLING AND MARKETING EXPENSES
For the years ended March 31
(Thousands of dollars)
			% increase
	Fiscal 2014	Fiscal 2013	(decrease)
Consumer Energy	$130,153	$153,554	(15)%
Commercial Energy	59,737	61,774	(3)%
Home Services	10,114	5,171	96%
Total selling and marketing expenses	$200,004	$220,499	(9)%

Selling and marketing expenses, which consist of commissions paid to independent sales contractors, brokers and independent representatives as well as sales-related corporate costs for the year ended March 31, 2014, were $200.0 million, a decrease of 9% from $220.5 million in the prior comparable year. Energy marketing customer additions for the year ended March 31, 2014 were 1,377,000, an increase of 2% from the 1,355,000 energy marketing customer additions recorded in fiscal 2013. The decrease in selling and marketing costs year over year is a reflection of the increasing use of lower cost sales channels particularly due to a reduction in network marketing costs and more residual commission-based sales channels.

The selling and marketing expenses for the Consumer Energy division were $130.2 million for the year ended March 31, 2014, a decrease of 15% from the selling and marketing expenses of $153.6 million recorded in the prior comparable year. Selling costs declined due to the use of lower cost aggregation channels and a higher proportion of Consumer customers signed using the sales channels with a residual commission structure similar to commercial broker residual-based contracts. In addition, the network marketing division completed its build-out during fiscal 2013, resulting in lower associated costs in the current fiscal year. During fiscal 2014, the customer additions by the Consumer Energy sales force totalled 648,000, a 1% increase from 641,000 customers added through these sales channels in the prior comparable year.

The selling and marketing expenses for the Commercial Energy division were $59.7 million for the year ended March 31, 2014, down 3% from fiscal 2013. During the fiscal 2014, the customer additions by the Commercial Energy sales force totalled 729,000, an increase of 2% compared to 713,000 customers added in the prior comparable year. The residual commission expense paid to brokers in the year ended March 31, 2014 increased from the prior comparable year by 40% to $47.6 million. In addition, the selling and marketing expenses for the Commercial Energy division includes amortization of the commission capitalized in other periods through contract initiation costs, which remained relatively flat.

The aggregation costs per customer for consumer customers signed by independent representatives and commercial customers signed by brokers were as follows:

	Fiscal 2014		Fiscal 2013
	Consumer	Commercial	Consumer	Commercial
Natural gas	$170/RCE	$33/RCE	$166/RCE	$34/RCE
Electricity	$131/RCE	$31/RCE	$132/RCE	$32/RCE
Average aggregation costs	$142/RCE	$32/RCE	$144/RCE	$32/RCE

The decline in the per customer aggregation costs for the Consumer energy division continues a trend of lower costs seen in recent quarters.  The Company has focused on increasing sales through lower costs channels and expects that trend to continue.

The aggregation cost per RCE for the Consumer Energy division listed above includes a small but growing proportion of customers generated by affinity and Internet marketing programs where commissions are paid on a residual basis as the customer flows.  This would tend to slightly decrease current period average costs but will increase future period average costs in comparison as commissions will be paid on customers which have already been counted in customer aggregation totals.

The $32 average aggregation cost for the Commercial energy division customers is based on the expected average annual cost for the respective customer contracts. It should be noted that commercial broker contracts are paid further commissions averaging $32 per year for each additional year that the customer flows. Assuming an average life of 2.8 years, this would add approximately $58(1.8 x $32) to the year’s $32 average aggregation cost reported above. For the prior year, the total aggregation costs of commercial brokers were $32/RCE.

BAD DEBT EXPENSE
In Illinois, Alberta, Texas, California, Massachusetts, Michigan and Georgia, Just Energy assumes the credit risk associated with the collection of customer accounts. In addition, for commercial direct-billed accounts in British Columbia, Just Energy is responsible for the bad debt risk. NHS has also assumed credit risk for customer account collection for certain territories within Ontario. Credit review processes have been established to manage the customer default rate. Management factors default from credit risk into its margin expectations for all of the above-noted markets. During the year ended March 31, 2014, Just Energy was exposed to the risk of bad debt on approximately 61% of its sales, compared with 51% of sales during the year ended March 31, 2013. The increase in the amount of sales exposed to bad debt is due to the increase in customer base in markets where Just Energy assumes the credit risk.

Bad debt expense is included in the consolidated income statement under other operating expenses. Bad debt expense for the year ended March 31, 2014, was $47.2 million, an increase of 53% from $30.9 million expensed for the year ended March 31, 2013. The bad debt expense increase was primarily a result of a 43% increase in revenues for the current period for the markets where Just Energy bears the credit risk. Management attempts to maintain its default rate for bad debts within its target margins and continuously reviews and monitors the credit approval process to mitigate customer delinquency. For the year ended March 31, 2014, the bad debt expense of $47.2 million represents 2.1% of relevant revenue, consistant with the level reported in fiscal 2013.

Management expects that bad debt expense will remain in the range of 2% to 3% of relevant revenue. For each of Just Energy’s other markets, the LDCs provide collection services and assume the risk of any bad debt owing from Just Energy’s customers for a regulated fee.

FINANCE COSTS
Total finance costs for the year ended March 31, 2014 amounted to $90.8 million, an increase of 23% from $74.0 million during the year ended March 31, 2013. The financing costs incurred by the Home Services division increased to $21.3 million for the year ended March 31, 2014 from $15.8 million recorded for the year ended March 31, 2013. All other financing costs were $69.4 million for the year ended March 31, 2014 an increase of 19% from $58.2 million expensed during the year ended March 31, 2013. This increase is a result of the issuance of the $150 million convertible bonds in January 2014, and a full year of finance costs for the $105 million senior unsecured note issued during fiscal 2013.

FOREIGN EXCHANGE
Just Energy has an exposure to U.S. dollar exchange rates as a result of its U.S. operations and any changes in the applicable exchange rate may result in a decrease or increase in other comprehensive income. For the year ended March 31, 2014, a foreign exchange unrealized gain of $29.8 million was reported in other comprehensive income versus $3.3 million in the fiscal 2013.

Overall, a stronger U.S. dollar increases the value of sales and gross margin in Canadian dollars but this is partially offset by higher operating costs denominated in U.S. dollars. Just Energy retains sufficient funds in the U.S. to support ongoing growth and surplus cash is repatriated to Canada.  U.S. cross border cash flow is forecasted annually, and hedges for cross border cash flow are placed. Just Energy hedges between 50% and 90% of the next 12 months and between 0% and 50% for the following 12 months of cross border cash flows, depending on the level of certainty of the cash flow.

PROVISION FOR INCOME TAX
For the years ended March 31
(thousands of dollars)
	Fiscal 2014	Fiscal 2013
Current income tax expense	$3,358	$2,061
Future tax expense	49,082	84,324
Provision for income tax	$52,440	$86,385

Just Energy recorded a current income tax expense of $3.4 million for the year, versus $2.1 million of expense in fiscal 2013.  The increase in current tax expense is mainly due to higher Canadian income tax expense recorded during fiscal 2014.

During fiscal 2014, a deferred tax expense of $49.1 million has been recorded, versus a deferred tax expense of $84.3 million in fiscal 2013. The lower deferred tax expense in fiscal 2014 is a result of a further decline of the cumulative mark to market losses from financial instruments as a result of a change in fair value of these derivative instruments during this year, which was less than the similar decline in the prior year.

Just Energy is taxed as a taxable Canadian corporation. Therefore, the deferred tax asset or liability associated with Canadian assets and liabilities recorded on the consolidated balance sheets as at that date will be realized over time as the temporary differences between the carrying value of assets in the consolidated financial statements and their respective tax bases are realized. Current Canadian income taxes are accrued to the extent that there is taxable income in Just Energy and its underlying corporations. For fiscal 2014, Canadian corporations under Just Energy are subject to a tax rate of approximately 26%.

Under IFRS, Just Energy recognized income tax liabilities and assets based on the estimated tax consequences attributable to the temporary differences between the carrying value of the assets and liabilities on the consolidated financial statements and their respective tax bases, using substantively enacted income tax rates.  A deferred tax asset will not be recognized if it is not anticipated that the asset will be realized in the foreseeable future. The effect of a change in the income tax rates used in calculating deferred income tax liabilities and assets is recognized in income during the period in which the change occurs.

Discontinued Operations

Solar (HES)

In March 2014, Just Energy formally commenced the process to dispose of HES. For the year ended March 31, 2014, sales for HES were $3.9 million, an increase of 22% from $3.2 million in fiscal 2013.  For fiscal 2014, the loss for HES was $11.8 million compared to a profit of $0.8 million in the prior year. The loss for fiscal 2014 is a result of higher administrative expenses and finance costs. Including the remeasurement of the fair value of its assets held for sale HES’ loss totaled $46.8 million from discontinued operations. As of March 31, 2014, the division has made cumulative commitments of approximately $110.0 million with the status of the associated projects ranging from contracted to completed.

Ethanol Division (TGF)

In March 2013, Just Energy formally commenced the process to dispose of TGF. The business of TGF had been operating in an unpredictable product environment, making it difficult for management to derive real growth and profitability from the segment. Effective December 24, 2013, Just Energy sold TGF for a nominal amount to a group of Saskatchewan based businesses.

TGF reported a profit of $3.1 million, before the gain on disposal, for the period of April 1, 2013 through December 24, 2013 compared to a loss of $7.3 million reported in fiscal 2013.  As a result of the disposal, a gain of a future tax recovery of $24.2 million was recorded in fiscal 2014.  In prior periods these unrecognized deferred tax assets were limited to profits in TGF however, as part of the disposal arrangement Just Energy is able to retain these losses and expects to realize them in the future.  The total results of the discontinued operations were profit on discontinued operations of $17.6 million for fiscal 2014, compared with a loss of $72.1 million for fiscal 2013.

Liquidity and capital resources from continuing operations
SUMMARY OF CASH FLOWS
For the years ended March 31,
(thousands of dollars)
	Fiscal 2014	Fiscal 2013
Operating activities from continuing operations	$169,589	$84,509
Investing activities from continuing operations	(88,247)	(99,087)
Financing activities from continuing operations, excluding dividends	27,564	192,238
Effect of foreign currency translation	1,276	(2,690)
Increase in cash before dividends	110,182	174,970
Dividends (cash payments)	(115,072)	(156,651)
Increase (decrease) in cash	(4,890)	18,319
Decrease in cash from discontinued operations and cash reclassified to assets held for sale	(13,207)	(33,041)
Cash and cash equivalents – beginning of year	38,498	53,220
Cash and cash equivalents – end of year	$20,401	$38,498

OPERATING ACTIVITIES FROM CONTINUING OPERATIONS
Cash flow from continuing operating activities for the year ended March 31, 2014, was $169.6 million, an increase from $84.5 million in the prior year. Cash flow from continuing operations increased as a result of an increase in gross margin, reduced selling costs and an improved working capital position.

INVESTING ACTIVITIES FROM CONTINUING OPERATIONS
Just Energy purchased capital assets totalling $35.5 million during the year, a decrease from $38.4 million in the prior year. Just Energy’s capital spending related primarily to the installations for the Home Services division. Contract initiation costs increased from $31.1 million to $37.3 million as a result of growth in the commercial business.

FINANCING ACTIVITIES FROM CONTINUING OPERATIONS
Financing activities, excluding dividends, relates primarily to the issuance and repayment of long-term debt. During the year ended March 31, 2014, $653.9 million in long-term debt was issued primarily to fund capital investments made by the Home Services division, advances made under the credit facility and the issuance of the US$150 million convertible bond. Long-term debt of $611.2 million was repaid during fiscal 2014 relating primarily to repayments of the credit facility and the settlement of the $90 million convertible debt. In the prior comparable year, $471.7 million was issued in long-term debt relating to the credit facility, NHS financing and the issuance of $105 million senior unsecured credit note with $277.6 million being repaid.

As of March 31, 2014, Just Energy had a credit facility of $290 million expiring on October 2, 2015. Reduced expenditures and expected higher cash flow, should reduce the need for credit facility funding of working capital and collateral posting requirements. Management expects overall funding requirements will be reduced and the Company can achieve savings through carrying a smaller credit facility going forward.

Just Energy’s liquidity requirements are primarily driven by the delay from the time that a customer contract is signed until cash flow is generated. For consumer customers, approximately 60% of an independent sales contractor’s commission payment is made following reaffirmation or verbal verification of the customer contract, with most of the remaining 40% being paid after the energy commodity begins flowing to the customer. For commercial customers, commissions are paid either as the energy commodity flows throughout the contract or partially advanced upfront once the customer begins to flow.  The elapsed period between the time a customer is signed to when the first payment is received from the customer varies with each market. The time delays per market are approximately two to nine months.

These periods reflect the time required by the various LDCs to enroll, flow the commodity, bill the customer and remit the first payment to Just Energy. In Alberta and Texas, Just Energy receives payment directly from the customer.

DIVIDENDS (CASH AND SHARE PAYMENTS)

During fiscal 2014, Just Energy had an annual dividend rate of $0.84 per share. The current dividend policy provides that shareholders of record on the 15th day of each month or the first business day thereafter receive dividends at the end of the month. Investors should note that due to the dividend reinvestment plan (”DRIP’), a portion of dividends declared is not paid in cash. Under the program, shareholders can elect to receive their dividends in shares at a 2% discount on the prevailing market price rather than the cash equivalent.

During the year ended March 31, 2014, Just Energy paid cash dividends to its shareholders and holders of shared-based awards in the amount of $115.1 million, compared to $156.7 million paid in dividends and distributions in the prior year. For the year ended March 31, 2014, $8.2 million of dividends were paid in shares under the DRIP, compared to $21.6 million n the prior year.  The decrease in the cash dividends paid and dividends issued in shares was a result of a reduction in the dividend rate effective April 2013.

Balance sheet as at March 31, 2014, compared to March 31, 2013
Cash decreased from $38.5 million as at March 31, 2013, to $20.4 million. The utilization of the credit facility decreased from $110.1 million to $69.5 million. The decrease in the utilization of the credit facility is a result of reduced funding to the Solar division and the reduction in the credit facility following the issuance of the $150 million convertible bonds.

As at March 31, 2014, trade receivables and unbilled revenue amounted to $427.0 million and $170.7 million, respectively, compared to March 31, 2013, when the trade receivables and unbilled revenue amounted to $315.6 million and $129.2 million, respectively.   Trade payables have increased from $301.8 million to $485.5 million during fiscal 2014.

In Ontario, Manitoba and Quebec more gas has been consumed by customers than Just Energy has delivered to the LDCs which is consistent with the colder than expected weather in fiscal 2014 compared the prior fiscal year.  As a result, Just Energy has recognized an accrued gas receivable and accrued gas payable for $48.6 million and $34.6 million, respectively, as of March 31, 2014. In addition, gas in storage decreased from $11.1 million as at March 31, 2013 to $2.4 million as at March 31, 2014 due to higher seasonal consumption year over year.

Other assets and other liabilities relate entirely to the fair value of the financial derivatives. The mark to market gains and losses can result in significant changes in profit and, accordingly, shareholders’ equity from year to year due to commodity price volatility.  Given that Just Energy has purchased this supply to cover future customer usage at fixed prices, management believes that these non-cash quarterly changes are not meaningful.

Intangible assets include the goodwill and acquired customer contracts, as well as other intangibles such as brand, broker network and information technology systems, primarily related to the Hudson, Fulcrum and Universal purchases. The total intangible asset balance decreased to $404.9 million, from $447.3 million as at March 31, 2013, as a result of amortization.

Long-term debt (excluding the current portion) has increased from $795.2 million as at March 31, 2013 to $930.0 million for the year ended March 31, 2014, primarily as a result of additional funding related to the Home Services division, the issuance of the $150 million convertible bonds and the classification of the credit facility as long-term debt at March 31, 2014.

Debt and financing for continuing operations
(thousands of dollars)
	March 31, 2014	March 31, 2013

Just Energy credit facility	$69,500	$110,121
$105 million senior unsecured note	105,000	105,000
NHS financing	272,561	257,427
$90m convertible debentures	-	87,610
$330m convertible debentures	304,458	297,928
$100m convertible debentures	89,430	87,579
USD$150m convertible bonds	149,572	-

JUST ENERGY CREDIT FACILITY
As of March 31, 2014, Just Energy held a $290 million credit facility to meet working capital requirements. The current syndicate of lenders includes Canadian Imperial Bank of Commerce, Royal Bank of Canada, National Bank of Canada, Toronto-Dominion Bank, The Bank of Nova Scotia, HSBC Bank Canada and Alberta Treasury Branches. The term of the credit facility expires on October 2, 2015. The credit facility was $370 million as of March 31, 2013.  Based on the

Company’s intentions to reduce debt outstanding as cash flows improve and non-core assets are sold, a $290 million facility is adequate for Just Energy’s needs.

Under the terms of the credit facility, Just Energy is able to make use of Bankers’ Acceptances and LIBOR advances at stamping fees that vary between 2.88% and 4.00%, prime rate advances at rates of interest that vary between bank prime plus 1.88% and 3.00%, and letters of credit at rates that vary between 2.88% and 4.00%. Interest rates are adjusted quarterly based on certain financial performance indicators.

Just Energy’s obligations under the credit facility are supported by guarantees of certain subsidiaries and affiliates, excluding, among others, NHS, HES, and the U.K. operations and secured by a pledge of the assets of Just Energy and the majority of its operating subsidiaries and affiliates. Just Energy is required to meet a number of financial covenants under the credit facility agreement. During the year, the Company requested and received amendments with respect to covenants within the credit facility. As at March 31, 2014, all of the covenants had been met.

$105M SENIOR UNSECURED NOTE
The $105m senior unsecured note bears interest at 9.75% and matures in June 2018. The $105m senior unsecured note is subject to certain financial and other covenants. As of March 31, 2014, all of these covenants have been met.

In conjunction with the covenant requirements associated with the issuance of senior unsecured notes, the following represents select financial disclosure for the “Restricted Subsidiaries” as defined within the Note Indenture, which generally excludes NHS, HES, Momentis and the U.K. operations.

	Three months	Year
	ended	ended
	March 31,	March 31,
	2014	2014
Base EBITDA	$57,953	$173,238
Selling and marketing expenses to add gross margin	8,124	43,187
Share-based compensation	(3,170)	1,518
Maintenance capital expenditures	1,192	8,734

NHS FINANCING
NHS has a long-term financing agreement with HTC for the funding of new and existing rental water heater, furnace, air conditioner and thermostat contracts. Pursuant to the agreement, NHS will receive financing of an amount equal to the net present value of the five, seven or ten years (at its option) of monthly rental income, discounted at the agreed upon financing rate of 7.25% to 7.99%, and is required to remit an amount equivalent to the rental stream from customers on the water heater, air conditioner and furnace contracts for the five, seven or ten years, respectively. NHS has provided security over the water heaters, furnace and air conditioner equipment and rental contracts, subject to the financing rental agreement, as collateral for performance of the obligation.

The financing agreement is subject to a holdback provision of 3% to 5%. Once all of the obligations of NHS are satisfied or expired, the remaining funds in the holdback account will immediately be released to NHS.  NHS is required to meet a number of non-financial covenants under the agreement and, as at March 31, 2014, all of these covenants had been met.  The current balance under this arrangement is $244.0 million.

NHS assumed debt relating to the acquisition of customer contracts in the prior year. The current outstanding debt of $28.6 million bears interest at 7.5% to 11.0%, is secured by the underlying assets and will be satisfied through blended monthly payments up to August 2022.

$90M CONVERTIBLE DEBENTURES
In conjunction with the acquisition of Universal on July 1, 2009, Just Energy assumed the obligations of the convertible unsecured subordinated debentures issued by Universal in October 2007, which had a face value of $90m. On March 19, 2014, Just Energy redeemed all of its 6.0% Convertible Debentures at a redemption price equal to $1,027.9452 for each $1,000 principal amount of $90M convertible debentures, which represents the aggregate of the redemption price and interest. The redemption was funded by the issuance of the $150m convertible bonds in January 2014.

$330M CONVERTIBLE DEBENTURES
To fund an acquisition in May 2010, Just Energy issued $330 million of convertible extendible unsecured subordinated debentures. The $330m convertible debentures bear an interest rate of 6% per annum payable semi-annually in arrears on June 30 and December 31 in each year, with maturity on June 30, 2017. Each $1,000 of principal amount of the $330m convertible debentures is convertible at any time prior to maturity or on the date fixed for redemption, at the option of the holder, into approximately 55.6 shares of Just Energy, representing a conversion price of $18 per share.

Prior to June 30, 2015, the debentures may be redeemed by Just Energy, in whole or in part, on not more than 60 days’ and not less than 30 days’ prior notice, at a redemption price equal to the principal amount thereof, plus accrued and unpaid interest, provided that the current market price on the date on which notice of redemption is given is not less than 125% of the conversion price. On or after June 30, 2015, and prior to the maturity date, the debentures may be redeemed by Just Energy, in whole or in part, at a redemption price equal to the principal amount thereof, plus accrued and unpaid interest.

$100M CONVERTIBLE DEBENTURES
On September 22, 2011, Just Energy issued $100 million of convertible unsecured subordinated debentures, which were used to purchase Fulcrum Energy effective October 1, 2011. The $100m convertible debentures bear interest at an annual rate of 5.75%, payable semi-annually on March 31 and September 30 in each year, and have a maturity date of September 30, 2018. Each $1,000 principal amount of the $100m convertible debentures is convertible at the option of the holder at any time prior to the close of business on the earlier of the maturity date and the last business day immediately preceding the date fixed for redemption, into 56.0 common shares of Just Energy, representing a conversion price of $17.85 per share.

The $100m convertible debentures are not redeemable at the option of the Company on or before September 30, 2014. After September 30, 2014, and prior to September 30, 2016, the $100m convertible debentures may be redeemed in whole or in part from time to time at the option of the Company on not more than 60 days’ and not less than 30 days’ prior notice, at a price equal to their principal amount plus accrued and unpaid interest, provided that the weighted average trading price of the common shares of Just Energy on the Toronto Stock Exchange for the 20 consecutive trading days ending five trading days preceding the date on which the notice of redemption is given is at least 125% of the conversion price. On or after September 30, 2016, the $100m convertible debentures may be redeemed in whole or in part from time to time at the option of the Company on not more than 60 days’ and not less than 30 days’ prior notice, at a price equal to their principal amount plus accrued and unpaid interest.

$150M CONVERTIBLE BONDS
On January 29, 2014, Just Energy issued US$150 million of European-focused senior convertible unsecured convertible bonds, and the net proceeds were used to redeem Just Energy’s outstanding $90m convertible debentures due September 30, 2014 and to pay down Just Energy’s credit line. The $150m convertible bonds bear interest at an annual rate of 6.5%, payable semi-annually in arrears in equal instalments on January 29 and July 29 in each year. The maturity date of the $150m convertible bonds is July 29, 2019.

A Conversion Right in respect of a bond may be exercised, at the option of the holder thereof, at any time (the “Conversion Period”) (subject to any applicable fiscal or other laws or regulations and as hereinafter provided) from May 30, 2014 (being the date falling four months and one day after the Closing Date) to the close of business on the business day falling 22 business days prior to the Final Maturity Date. The initial conversion price is US$9.3762 per common share (being C$10.2819 translated into US$ at the Fixed Exchange Rate) but is subject to adjustments.

Contractual obligations
In the normal course of business, Just Energy is obligated to make future payments for contracts and other commitments that are known and non-cancellable.

PAYMENTS DUE BY PERIOD
(thousands of dollars)
	Total	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
Trade and other payables	$485,471	$485,471	$-	$-	$-
Long-term debt (contractual cash flow)	1,043,061	51,999	166,276	605,103	219,683
Interest payments	264,694	66,224	120,463	66,438	11,569
Premises and equipment leasing	33,260	8,223	12,655	7,845	4,537
Royalty payments	45,782	-	4,489	9,643	31,650
Long-term gas and electricity contracts	3,112,996	1,668,975	1,183,717	257,893	2,411

	$4,985,264	$2,280,892	$1,487,600	$946,922	$269,850

OTHER OBLIGATIONS
In the opinion of management, Just Energy has no material pending actions, claims or proceedings that have not been included in either its accrued liabilities or in the consolidated financial statements.  In the normal course of business, Just Energy could be subject to certain contingent obligations that become payable only if certain events were to occur. The inherent uncertainty surrounding the timing and financial impact of any events prevents any meaningful measurement, which is necessary to assess any material impact on future liquidity. Such obligations include potential judgments, settlements, fines and other penalties resulting from actions, claims or proceedings.

Transactions with related parties
Just Energy does not have any material transactions with any individuals or companies that are not considered independent of Just Energy or any of its subsidiaries and/or affiliates.

Off balance sheet items
The Company has issued letters of credit in accordance with its credit facility totalling $123.6 million to various counterparties, primarily utilities in the markets it operates in, as well as suppliers.

Pursuant to separate arrangements with several bond agencies, The Hanover Insurance Group and Charter Brokerage LLC, Just Energy has issued surety bonds to various counterparties including states, regulatory bodies, utilities and various other surety bond holders in return for a fee and/or meeting certain collateral posting requirements. Such surety bond postings are required in order to operate in certain states or markets. Total surety bonds issued as at March 31, 2014 was $35.3 million.

Critical accounting estimates
The consolidated financial statements of Just Energy have been prepared in accordance with IFRS. Certain accounting policies require management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, cost of sales, selling and marketing, and administrative expenses. Estimates are based on historical experience, current information and various other assumptions that are believed to be reasonable under the circumstances. The emergence of new information and changed circumstances may result in actual results or changes to estimated amounts that differ materially from current estimates.

The following assessment of critical accounting estimates is not meant to be exhaustive. Just Energy might realize different results from the application of new accounting standards promulgated, from time to time, by various rule-making bodies.

IMPAIRMENT OF NON-FINANCIAL ASSETS
Just Energy performed its annual impairment test as at March 31, 2014 and considered impairment for its revised segments that were reported for fiscal 2014. Just Energy considers the relationship between its market capitalization and its book value, among other factors, when reviewing for indicators of impairment. As at March 31, 2014, the market capitalization of Just Energy was above the book value of its equity, indicating that a potential impairment of goodwill and intangibles with indefinite lives does not exist.

The recoverable amount of each of the units has been determined based on a value-in-use calculation using cash flow projections from financial budgets covering a five-year period. The projections for the first three years have been approved by the Audit Committee; the assumptions used in the following two years have been approved by senior management. The calculation of the value-in-use for each unit is most sensitive to the following assumptions:

•	Customer consumption assumptions used in determining gross margin;

•	New customer additions, attrition and renewals;
•	Selling and marketing costs;
•	Discount rates; and
•	Growth rates used to extrapolate cash flows beyond the budget period.

The gross margin and customer consumption included in the financial projections is based on normal weather. Management has estimated normal weather based on historical weather patterns covering 10 to 30 years. In the past, weather has deviated from normal, which can impact the expected performance of the Company. Past experience has shown that deviations from normal weather can have an impact of up to $35 million, on expected margins. Derivative instruments are used to mitigate the risk of weather deviating from normal and are entered into prior to the start of a peak consumption season (winter and summer for gas and electricity markets, respectively). An average customer consumption growth rate of 3% was used in the projections. A 5% decrease in the consumption assumptions would not have an impact on the results of the impairment test.

New customer additions and attrition and renewal rate estimates are based on historical results and are adjusted for new marketing initiatives that are included in the budget. A 3% average increase in the overall customer base was used in the projections. A 5% decrease annually in the overall customer base would not have an impact on the results of the impairment test.

Selling and marketing costs fluctuate with customer additions, renewals and attrition. Selling and marketing costs used in the financial forecast are based on assumptions consistent with the above new customer additions, renewals and attritions. Rates used are based on historical information and are adjusted for new marketing initiatives included in the budget. An average increase of 3% was applied to selling costs in the projections. A further 5% increase annually in selling and marketing costs would not have an impact on the results of the impairment test.

Discount rates represent the current market assessment of the risks specific to the Company, regarding the time value of money and individual risks of the underlying assets. The discount rate calculation is based on the specific circumstances of Just Energy and its operating segments and is derived from its weighted average cost of capital (“WACC”). The WACC takes into account both debt and equity. The cost of equity is derived from the expected return on investment by Just Energy’s investors and the cost of debt is based on the interest bearing borrowings the Company is obliged to service. Just Energy used a discount rate of 11%. A 5% increase in the WACC would not have an impact on the results of the impairment test.

In addition to the above assumptions, the expected forecasted performance assumes that there will not be any new legislation that will have a negative impact on Just Energy’s ability to market our products in the jurisdictions in which it currently operates. Any changes in legislation would only impact the respective jurisdiction. This item is out of the control of management and cannot be predicted. Management has used all information available to prepare its financial projections.

DEFERRED TAXES
In accordance with IFRS, Just Energy uses the liability method of accounting for income taxes. Under the liability method, deferred income tax assets and liabilities are recognized on the differences between the carrying amounts of assets and liabilities and its respective income tax basis.

Preparation of the consolidated financial statements involves determining an estimate of, or provision for, income taxes in each of the jurisdictions in which Just Energy operates. The process also involves making an estimate of taxes currently payable and taxes expected to be payable or recoverable in future periods, referred to as deferred income taxes. Deferred income taxes result from the effects of temporary differences due to items that are treated differently for tax and accounting purposes. The tax effects of these differences are reflected in the consolidated statements of financial position as deferred income tax assets and liabilities. An assessment must also be made to determine the likelihood that our future taxable income will be sufficient to permit the recovery of deferred income tax assets. To the extent that such recovery is not probable, deferred income tax assets must be reduced. The reduction of the deferred income tax asset can be reversed if the estimated future taxable income improves. No assurances can be given as to whether any reversal will occur or as to the amount or timing of any such reversal. Management must exercise judgment in its assessment of continually changing tax interpretations, regulations, and legislation to ensure deferred income tax assets and liabilities are complete and fairly presented. Assessments and applications differing from our estimates could materially impact the amount recognized for deferred income tax assets and liabilities.

Deferred income tax assets of $1.7 million and $24.9 million have been recorded on the consolidated statements of financial position as at March 31, 2014 and March 31, 2013, respectively. These assets primarily relate to mark to market losses on our derivative financial instruments. Management believes there will be sufficient taxable income that will permit the use of these future tax assets in the tax jurisdictions where they exist.  When evaluating the future tax position, Just Energy assesses its ability to use deferred tax assets based on expected taxable income in future periods. As at March

31, 2014 a valuation allowance of $35.0 million was taken against the Company’s deferred tax assets in the U.S.  If the Company’s taxable income is higher than expected these deferred tax assets will be used.

Deferred income tax liabilities of $32.9 million and $31.3 million have been recorded on the consolidated statements of financial position as at March 31, 2014 and March 31, 2013, respectively. These liabilities are primarily due to the excess of the book value of property, plant and equipment over their tax basis.

Fluctuations in deferred tax balances are primarily driven by changes in the fair value of derivative financial instruments. Any increase or decrease in the fair value of the derivative financial instruments will decrease or increase the net tax asset position by the effective tax rate of the entity.

SUBSIDIARIES

Subsidiaries that are not wholly owned by Just Energy require judgment determining the amount of control that Just Energy has over that entity and the appropriate accounting treatments. In these consolidated financial statements, management has determined that Just Energy controls Just Ventures and, therefore, has treated the 50% that is not owned by Just Energy as a non-controlling interest.  Similarly, management has determined that Just Energy controls certain structures in its Solar division.  Some of these structures are owned primarily by the non-controlling interest; however, the structure contains and ownership “flip” at a later date.  In these instances, Just Energy has control as a result of these entities, accomplishing a pre-determined directive.

USEFUL LIFE OF KEY PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS
Each significant component is depreciated over its estimated useful life. A component can be separately identified as an asset and is expected to provide a benefit of greater than one year. Estimated useful lives are determined based on current facts and past experience, and take into consideration the anticipated physical life of the asset, existing long-term sales agreements and contracts, current and forecasted demand, the potential for technological obsolescence and regulations. The useful lives of property, plant and equipment and depreciation rates used are reviewed at least annually to ensure they continue to be appropriate.

Depreciation and amortization expense for the year ended March 31, 2014 in the consolidated statements of income was $90.7 million, a decrease from $117.4 million recorded for the year ended March 31, 2013.

FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Just Energy has entered into a variety of derivative financial instruments as part of the business of purchasing and selling gas, electricity and JustGreen supply. Just Energy enters into contracts with customers to provide electricity and gas at fixed prices and provide comfort to certain customers that a specified amount of energy will be derived from green generation or carbon destruction. These customer contracts expose Just Energy to changes in market prices to supply these commodities. To reduce the exposure to the commodity market price changes, Just Energy uses derivative financial and physical contracts to secure fixed-price commodity supply to cover its estimated fixed-price delivery or green commitment.

Just Energy’s objective is to minimize commodity risk, other than consumption changes, usually attributable to weather. Accordingly, it is Just Energy’s policy to hedge the estimated fixed-price requirements of its customers with offsetting hedges of natural gas and electricity at fixed prices for terms equal to those of the customer contracts. The cash flow from these supply contracts is expected to be effective in offsetting Just Energy’s price exposure and serves to fix acquisition costs of gas and electricity to be delivered under the fixed-price or price-protected customer contracts. Just Energy’s policy is not to use derivative instruments for speculative purposes.

Just Energy’s U.S. and U.K. operations introduce foreign exchange-related risks. Just Energy enters into foreign exchange forwards in order to hedge its exposure to fluctuations in cross border cash flows.

The consolidated financial statements are in compliance with IAS 32, Financial Instruments: Presentation; IAS 39, Financial Instruments: Recognition and Measurement; and IFRS 7, Financial Instruments: Disclosure. Effective July 1, 2008, Just Energy ceased the utilization of hedge accounting.  Accordingly, all the mark to market changes on Just Energy’s derivative instruments are recorded on a single line on the consolidated income statement.  Due to commodity volatility and to the size of Just Energy, the quarterly swings in mark to market on these positions will increase the volatility in Just Energy’s earnings.

The Company’s financial instruments are valued based on the following fair value (“FV”) hierarchy:

Level 1
The fair value measurements are classified as Level 1 in the FV hierarchy if the fair value is determined using quoted unadjusted market prices. Just Energy values its cash and cash equivalents, current trade and other receivables, unbilled revenues, bank indebtedness, and trade and other payables under Level 1.

Level 2
Fair value measurements that require inputs other than quoted prices in Level 1, either directly or indirectly, are classified as Level 2 in the FV hierarchy. This could include the use of statistical techniques to derive the FV curve from observable market prices. However, in order to be classified under Level 2, inputs must be substantially observable in the market. Just Energy values its New York Mercantile Exchange (“NYMEX”) financial gas fixed-for-floating swaps under Level 2.

Level 3
Fair value measurements that require unobservable market data or use statistical techniques to derive forward curves from observable market data and unobservable inputs are classified as Level 3 in the FV hierarchy. For the electricity supply contracts, Just Energy uses quoted market prices as per available market forward data and applies a price-shaping profile to calculate the monthly prices from annual strips and hourly prices from block strips for the purposes of mark to market calculations. The profile is based on historical settlements with counterparties or with the system operator and is considered an unobservable input for the purposes of establishing the level in the FV hierarchy. For the natural gas supply contracts, Just Energy uses three different market observable curves: i) Commodity (predominately NYMEX), ii) Basis and iii) Foreign exchange. NYMEX curves extend for over five years (thereby covering the length of Just Energy’s contracts); however, most basis curves only extend 12 to 15 months into the future. In order to calculate basis curves for the remaining years, Just Energy uses extrapolation, which leads natural gas supply contracts to be classified under Level 3. The carrying value of discontinued operations are adjusted to the fair value less costs to sell based on managements expected selling prices.

Fair value measurement input sensitivity
The main cause of changes in the fair value of derivative instruments are changes in the forward curve prices used for the fair value calculations. Below is a sensitivity analysis of these forward curves. Other inputs, including volatility and correlations, are driven off historical settlements.

Commodity price risk
Just Energy is exposed to market risks associated with commodity prices and market volatility where estimated customer requirements do not match actual customer requirements.  Management actively monitors these positions on a daily basis in accordance with its Risk Management Policy. This policy sets out a variety of limits, most importantly, thresholds for open positions in the gas and electricity portfolios which also feed a Value at Risk limit. Should any of the limits be exceeded, they are closed expeditiously or express approval to continue to hold is obtained. Just Energy’s exposure to market risk is affected by a number of factors, including accuracy of estimation of customer commodity requirements, commodity prices, and volatility and liquidity of markets. Just Energy enters into derivative instruments in order to manage exposures to changes in commodity prices. The derivative instruments that are used are designed to fix the price of supply for estimated customer commodity demand and thereby fix margins such that shareholder dividends can be appropriately established. Derivative instruments are generally transacted over the counter. The inability or failure of Just Energy to manage and monitor the above market risks could have a material adverse effect on the operations and cash flows of Just Energy. Just Energy mitigates the exposure for variances in customer requirements that are driven by changes in expected weather conditions, through active management of the underlying portfolio, which involves, but is not limited to, the purchase of options including weather derivatives. Just Energy’s ability to mitigate weather effects is limited by the degree to which weather conditions deviate from normal.

Commodity price sensitivity – all derivative financial instruments
If all the energy prices associated with derivative financial instruments including natural gas, electricity, verified emission-reduction credits and renewable energy certificates had risen (fallen) by 10%, assuming that all the other variables had remained constant, income before income taxes for the year ended March 31, 2014 would have increased (decreased) by $259.9 million ($256.7 million) primarily as a result of the change in fair value of Just Energy’s derivative instruments.

Commodity price sensitivity – Level 3 derivative financial instruments
If the energy prices associated with only Level 3 derivative instruments including natural gas, electricity, verified emission-reduction credits and renewable energy certificates had risen (fallen) by 10%, assuming that all the other variables had remained constant, income before income taxes for the year ended March 31, 2014 would have increased (decreased) by $256.4 million ($253.9 million) primarily as a result of the change in fair value of Just Energy’s derivative instruments.

RECEIVABLES AND ALLOWANCE FOR DOUBTFUL ACCOUNTS
The allowance for uncollectible accounts reflects Just Energy’s best estimates of losses on the accounts receivable balances. Just Energy determines the allowance for doubtful accounts on customer receivables by applying loss rates based on historical results to the outstanding receivable balance. Just Energy is exposed to customer credit risk in Alberta, Texas, Illinois, British Columbia, New York, Massachusetts, California, Michigan, Georgia and commercial direct-billed accounts in British Columbia, New York and Ontario.  Just Energy also has credit risk associated with all HES billings and NHS billings within certain territories in Ontario. Credit review processes have been implemented to perform credit evaluations of customers and manage customer default. If a significant number of customers were to default on their payments, it could have a material adverse effect on the operations and cash flows of Just Energy. Management factors default from credit risk in its margin expectations for all the above markets.

Revenues related to the sale of energy are recorded when energy is delivered to customers. The determination of energy sales to individual customers is based on systematic readings of customer meters generally on a monthly basis. At the end of each month, amounts of energy delivered to customers since the date of the last meter reading are estimated, and corresponding unbilled revenue is recorded. The measurement of unbilled revenue is affected by the following factors: daily customer usage, losses of energy during delivery to customers and applicable customer rates.

Increases in volumes delivered to the utilities’ customers and favorable rate mix due to changes in usage patterns in the period could be significant to the calculation of unbilled revenue.  Changes in the timing of meter reading schedules and the number and type of customers scheduled for each meter reading date would also have an effect on the measurement of unbilled revenue; however, total operating revenues would remain materially unchanged.

Just Energy common shares
As at May 14, 2014, there were 143,982,175 common shares of Just Energy outstanding.

Normal course issuer bid
During the 12-month period of March 17, 2014 and ending March 16, 2015, Just Energy has the ability to make a normal course issuer bid to purchase for cancellation up to $33 million of the $330m convertible debentures, representing approximately 10% of the public float. The daily limit is $105,465. As of May 14, 2014, Just Energy has not repurchased any of the convertible debentures for cancellation.

ACCOUNTING STANDARDS ISSUED BUT NOT YET APPLIED

IFRS 9, Financial Instruments (“IFRS 9”), was issued by the IASB on October 28, 2010, and will replace IAS 39. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Two measurement categories continue to exist to account for financial liabilities in IFRS 9, fair value through profit or loss (“FVTPL”) and amortized cost. Financial liabilities held-for-trading are measured at FVTPL, and all other financial liabilities are measured at amortized cost unless the fair value option is applied. The treatment of embedded derivatives under the new standard is consistent with IAS 39 and is applied to financial liabilities and non-derivative hosts not within the scope of the standard. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. Management is currently evaluating the impact of IFRS 9 on the consolidated financial statements.

IFRIC 21, Levies (“IFRIC 21”) provides guidance on when to recognize a liability for a levy imposed by a government, both for levies that are accounted for in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets, and those where the timing and amount of the levy is certain. IFRIC 21 identifies the obligating event for the recognition of a liability as the activity that triggers the payment of the levy in accordance with the relevant legislation. A liability is recognized progressively if the obligating event occurs over a period of time or, if an obligation is triggered on reaching a minimum threshold, the liability is recognized when that minimum threshold is reached. IFRIC 21 is effective for annual periods beginning on or after January 1, 2014. Management is currently evaluating the impact of IFRIC 21 on the consolidated financial statements.

RISK FACTORS
Described below are the principal risks and uncertainties that Just Energy can foresee.  It is not an exhaustive list, as some future risks may be as yet unknown and other risks, currently regarded as immaterial, could turn out to be material.

Legislative and regulatory environment
Just Energy operates in the highly regulated natural gas and electricity retail sales industry in all of its jurisdictions. As part of doing business door-to-door, Just Energy receives complaints from consumers which may involve sanctions from regulatory and legal authorities including those that issue marketing licenses. The most significant potential sanction is the suspension or revocation of a licence, as Just Energy would no longer be able to market in that particular jurisdiction.  Costs and reputational damage resulting from sanctions as a result of a breach of industry regulation could have a material adverse impact on Just Energy’s business, prospects, financial condition or results of operations.

Changes to consumer protection legislation in those provinces and states where Just Energy markets to non-commercial customers may impact Just Energy’s business model and may include additional measures that require additional administration together with potential impacts to contracting, renewal and retention rates. Although the rule-making for the recent financial reform act in the United States has not been finalized, Just Energy will be required to comply with certain aspects regarding reporting of derivative activity. Furthermore, it is expected that several of Just Energy’s counterparties will be impacted by this legislation in a significant manner and that the cost of Just Energy doing business with these counterparties is expected to increase as a result. There are similar requirements that are being introduced in Canada. Costs resulting from Just Energy’s compliance with new regulatory requirements in the United States and Canada and the increased costs of doing business with Just Energy’s counterparties could have a material adverse impact on Just Energy business, prospects, financial condition or results of operations.

Credit Agreement and other Debt Arrangements
There is a credit facility maintained by Just Energy Ontario LP and Just Energy (US) Corp. in the amount of $290 million (“Credit Agreement”). The lenders under the Credit Agreement, together with certain suppliers of Just Energy and its affiliates, are parties to an intercreditor agreement and related security agreements which provide for a joint security interest over all customer contracts. There are various covenants pursuant to the credit facility that govern the activities of Just Energy and its affiliates. Should Just Energy or its subsidiaries default under the terms of the Credit Agreement the credit facility thereunder becomes unavailable and could have a significant material adverse effect on the business of the subsidiaries and on the results of operations and financial performance of Just Energy if it is not able to obtain other financing on satisfactory terms. There can be no assurance that Just Energy will be able to obtain alternative financing or that such financing will be obtained on satisfactory terms to Just Energy and failure to obtain alternative financing or alternative financing on satisfactory terms may cause Just Energy to close down, sell or otherwise dispose of all or part of the business of Just Energy’s subsidiaries.

NHS has also entered into a long-term financing agreement with respect to the installation of water heaters, air conditioners, furnaces and smart thermostats. In the event this financing became unavailable, Just Energy would have to otherwise fund the Home Services business.

Liquidity Risk
Just Energy has a number of debt facilities including convertible debentures and notes with maturation dates between 2017 and 2019. There is a risk that Just Energy will be unable to settle these debentures and/or notes when they mature or refinance this debt on satisfactory terms.  In addition, Just Energy has a finite credit facility of $290 million which may or may not provide sufficient liquidity for operations as the company continues to grow and expand.

Market Risk
Market risk is the potential loss that may be incurred as a result of changes in the market or fair value of a particular instrument or commodity. Although Just Energy balances its estimated customer requirements net of contracted commodity, it is exposed to market risks associated with commodity prices and market volatility where estimated customer requirements do not match actual customer requirements or where it has not been able to exactly purchase the estimated customer requirements. Just Energy is also exposed to interest rates associated with its credit facility and foreign currency exchange rates associated with the repatriation of US dollar denominated funds for Canadian dollar denominated dividends. Just Energy’s exposure to market risk is affected by a number of factors, including accuracy of estimation of customer commodity requirements, commodity prices, volatility and liquidity of markets, and the absolute and relative levels of interest rates and foreign currency exchange rates. Just Energy enters into derivative instruments in order to manage exposures to changes in commodity prices and foreign currency rates; current exposure to interest rates does not economically warrant the use of derivative instruments. The derivative instruments that are used are designed to fix the price of supply for estimated customer commodity demand and thereby fix margins such that the payment of dividends to shareholders can be appropriately established. Derivative instruments are generally transacted over the counter. Increased costs and/or losses resulting from the occurrence of these risks could have a material adverse impact on Just Energy business, prospects, financial condition or results of operations.

Availability of Credit
In several of the markets in which Just Energy operates, payment is provided by LDCs only when the customer has paid for the consumed commodity (rather than when the commodity is delivered).  Also, in some markets, Just Energy must inject gas inventory into storage in advance of payment. These factors, along with the seasonality of customer consumption, create working capital requirements necessitating the use of Just Energy's available credit.  In addition, some of Just Energy’s subsidiaries and affiliates are required to provide credit assurance, by means of providing guarantees or posting collateral, in connection with commodity supply contracts, license obligations and obligations owed to certain LDCs and pipelines. Cash flow could be impacted by the ability of Just Energy to fund such requirements or to provide other satisfactory credit assurance for such obligations. The most significant assets of Just Energy consist of its contracts with customers, which may not be suitable as security for some creditors and commodity suppliers. Just Energy's business may be adversely affected if it is unable to meet cash obligations for operational requirements or its collateral posting requirements and this may be exacerbated by the new regulatory requirements and their associated risks regarding derivatives discussed above.

Electricity Supply – Balancing Risk
It is Just Energy’s policy to procure the estimated electricity requirements of its customers with offsetting electricity derivatives in advance of obtaining customers. Depending on several factors, including weather, Just Energy’s customers may use more or less electricity than the volume purchased by Just Energy for delivery to them. Just Energy is able to invoice some of its existing electricity customers for balancing charges or credits when the amount of energy used is greater than or less than the amount of energy that Just Energy has estimated. For other customers, Just Energy bears the risk of fluctuation in customer consumption. In addition, under certain circumstances, there can be balancing issues for which Just Energy is responsible when customer aggregation forecasts are not realized. Increased costs and/or losses resulting from the occurrence of these risks could have a material adverse impact on Just Energy’s business, prospects, financial condition or results of operations.

Natural Gas Supply – Balancing Risk
It is Just Energy’s policy to procure the estimated gas requirements of its customers with offsetting gas derivatives in advance of obtaining customers. Depending on several factors including weather, Just Energy’s customers may use more or less gas than the volume purchased by Just Energy for delivery to them. Just Energy does not invoice its natural gas customers for balancing and, accordingly, bears the risk of fluctuation in customer consumption. Just Energy monitors gas consumption and actively manages forecast differences in customer consumption due to weather variations as well as forecast LDC balancing requirements. To the extent that forecast balancing requirements are beyond initial estimates, Just Energy will bear financing responsibility, be exposed to market risk and, furthermore, may also be exposed to penalties by the LDCs. Increased costs and/or losses resulting from the occurrence of these risks could have a material adverse impact on Just Energy’s business, prospects, financial condition or results of operations.

Volatility of Commodity Prices – Enforcement
A key risk to Just Energy’s business model is a sudden and significant drop in the market price of gas or electricity resulting in some customers renouncing their contracts. Just Energy may encounter difficulty or political resistance for enforcement of liquidated damages and/or enactment of force majeure provisions in such a situation and be exposed to spot prices which could have a material adverse impact on Just Energy’s business, prospects, financial condition or results of operations.

Counterparty Credit Risk
Counterparty credit risk represents the loss that Just Energy would incur if a counterparty fails to perform under its contractual obligations. In the context of a supply contract, this risk would manifest itself in Just Energy replacing contracted supply at prevailing market rates, thus impacting the related customer margin. In the context of currency exchange, this risk would manifest itself in Just Energy replacing contracted foreign exchange at prevailing market rates impacting the related Canadian dollar denominated income. The failure of a material counterparty to meet its contractual obligations could have a material adverse effect on Just Energy’s business, financial condition, results of operations and prospects.

Availability of Supply
Just Energy’s business model is based on contracting for the supply of electricity and natural gas to lock in margin. There is a risk that counterparties could not deliver due to business failure, supply shortage or be otherwise unable to perform their obligations under their agreements with Just Energy, or that Just Energy could not identify alternatives to existing counterparties.  In the event of a default by Just Energy’s counterparties, there can be no assurance that Just Energy will be able to enter into agreements with alternative gas suppliers and/or electricity suppliers or that the alternative suppliers will supply gas and/or electricity on satisfactory terms to Just Energy. The default by Just Energy’s counterparties and the failure to secure alternative suppliers on terms that are satisfactory to Just Energy may have material adverse effect on Just Energy’s business, financial condition, results of operations and prospects.

Dependence on Independent Sales Contractors and Brokers
Just Energy has consistently taken the position that its independent sales contractors act independently pursuant to their contracts for service, which provide that Just Energy does not control how, where or when they provide their services. Independent contractors may make claims, either individually or as a class, that they are entitled to employee benefits, such as minimum wage or overtime, pursuant to legislation even though they have entered into a contract with Just Energy that provides that they are not entitled to benefits normally available to employees and Just Energy must respond to these claims. Just Energy’s position has been confirmed and disputed by regulatory bodies in certain instances, but some of these decisions are under appeal. Should the regulatory bodies be ultimately successful, Just Energy would be required to remit unpaid tax amounts plus interest and might be assessed a penalty. It could also mean that Just Energy would have to reassess its position in respect of other regulatory matters affecting its independent sales contractors, such as income tax treatment. The requirement by Just Energy to pay such tax, interest and penalties and any further taxes or costs as a result of any assessment by Just Energy of its position in relation to the independent sales contractors could have a material adverse impact on Just Energy’s business, prospects, financial condition or results of operations.

Consumer and Commercial Contract Renewals and Attrition Rates
As at March 31, 2014, Just Energy held long-term consumer and commercial energy contracts reflecting approximately 4,410,000 long-term RCEs. The renewal schedule for the contracts is noted on page 15. In fiscal 2014, Just Energy experienced contract attrition rates of approximately 15%.  Management forecasts using a combination of experienced and expected attrition per year, however there can be no assurance that these rates of annual attrition will not increase in the future or that Just Energy will be able to renew its existing energy contracts at the expiry of their terms. Changes in customer behaviour, government regulation or increased competition may affect attrition and renewal rates in the future, and these changes could adversely impact the future cash flow of Just Energy. See page 15 for further discussion on “Renewals”.

Information Technology Systems
Just Energy operates in a high volume business with an extensive array of data interchanges and market requirements. Just Energy is dependent on its management information systems to track, monitor and correct or otherwise verify a high volume of data to ensure the reported financial results are accurate. Management also relies on its management information systems to provide its independent contractors with compensation information, provide its brokers with pricing and compensation information and to electronically record each customer telephone interaction. Just Energy’s information systems also help management forecast new customer enrolments and their energy requirements, which helps ensure that Just Energy is able to supply its new customers’ estimated average energy requirements without exposing Just Energy to the spot market beyond the risk tolerances established by Just Energy’s Risk Management Policy. The failure of Just Energy to install and maintain these systems could have a material adverse effect on Just Energy’s business, prospects, financial condition or results of operations.

Model Risk
The approach to calculation of market value and customer forecasts requires data-intensive modelling used in conjunction with certain assumptions when independently verifiable information is not available. Although Just Energy uses industry standard approaches and validates its internally developed models, results could change significantly should underlying assumptions prove incorrect or an embedded modelling error go undetected in the vetting process. The extent of the adverse impact on Just Energy’s business would depend on the nature of the model used by Just Energy but if such assumptions prove to be incorrect or a modelling error does emerge the miscalculation of market value and customer forecasts could a material adverse effect on Just Energy’s business, prospects, financial condition or results of operations.

Outsourcing and Offshoring Arrangements
Just Energy has outsourcing arrangements to support the call centre’s requirements for business continuity plans and independence for regulatory purposes, billing and settlement arrangements for certain jurisdictions, scheduling responsibilities in certain jurisdictions and operational support for its operations in the United Kingdom and solar installation monitoring efforts. Contract data input is also outsourced as is some corporate business continuity, IT development and disaster recovery. Only the IT development component is currently offshored. Should the outsourced counterparties do not deliver their contracted services, Just Energy may experience service and operational gaps that adversely impact customer retention and aggregation and cash flows.

Litigation
In addition to the litigation referenced herein (see the “Legal Proceedings” section on page 34 and occurring in the ordinary course of business, Just Energy may in the future be subject to class actions, other litigation and other actions arising in relation to its consumer contracts and marketing practices. This litigation is, and any such additional litigation could be, time consuming and expensive and could distract the executive team from the conduct of Just Energy’s daily business. The adverse resolution or reputational damage of any specific lawsuit could have a material adverse effect on Just Energy’s ability to favourably resolve other lawsuits and on Just Energy’s business, prospects, financial condition or results of operations.

Cash Dividends are not Guaranteed
The ability to pay dividends and the actual amount of dividends will depend upon numerous factors, including profitability, fluctuations in working capital; debt service requirements (including compliance with credit facility obligations); the sustainability of margins; the ability of Just Energy to procure, at favourable prices, its estimated commitment to supply natural gas and electricity to its customers; the ability of Just Energy to secure additional gas and electricity contracts; and other factors beyond the control of Just Energy. Management of Just Energy cannot make any assurances that Just Energy’s affiliates will be able to pass any additional costs arising from legislative changes (or any amendments) onto customers. Cash dividends are not guaranteed and will fluctuate with the performance of Just Energy’s affiliates and other factors.

Earnings Volatility
Just Energy’s business is seasonal in nature. In addition to regular seasonal fluctuations in its earnings, there is significant volatility in its earnings associated with the requirement to mark its commodity contracts to market. The earnings volatility associated with seasonality and mark to market accounting may impact on the ability of Just Energy to access capital.

Customer Credit Risk
In Alberta, Massachusetts, California, Texas, Georgia, Michigan, Illinois, and for commercial direct-billed accounts, in British Columbia, Just Energy has credit risk. The Home Services division also has credit risk in its direct-billed territories. If a significant number of residential customers or a collection of larger commercial customers for which Just Energy has the credit risk were to default on their payments, it could have a material adverse effect on the operations and cash flow of Just Energy.

For the remaining customers, the LDCs provide collection services and assume the risk of any bad debts owing from Just Energy’s customers for a fee. There is no assurance that the LDCs that provide these services will continue to do so in the future which would mean that Just Energy would have to accept additional customer credit risk similar to the markets listed above.

Reliance on Third Party Service Providers
In most jurisdictions in which Just Energy operates, the LDCs currently perform billing and collection services. In some areas Just Energy is required to invoice and receive payments directly from its customers; in others Just Energy is responsible for collection of defaulted amounts; in others Just Energy is required to invoice and receive payments from certain commercial customers; and in others Just Energy is responsible for collection of defaulted amounts. If the LDCs cease to perform these services, Just Energy would have to seek a third party billing provider or develop internal systems to perform these functions.

There is no assurance that the LDCs will continue to provide these services in the future and there can be no assurance that Just Energy could secure a third party billing provider or develop internal systems to perform these functions without any disruption to Just Energy Group’s business, prospects, financial condition or results of operations

Disruptions to Infrastructure
Customers are reliant upon the LDCs to deliver their contracted commodity. LDCs are reliant upon the continuing availability of the distribution infrastructure. Any disruptions in this infrastructure would result in counterparties and thereafter Just Energy enacting the force majeure clauses of their contracts. Under such severe circumstances there could be no revenue or margin for the affected areas.

Competition
A number of companies (including Direct Energy, NRG Energy and Exelon Generation Company) and incumbent utility subsidiaries compete with Just Energy in the residential, commercial and small industrial market. It is possible that new entrants may enter the market as marketers and compete directly for the customer base that Just Energy targets, slowing or reducing its market share. If the LDCs are permitted by changes in the current regulatory framework to sell natural prices other than at cost, their existing customer bases could provide them with a significant competitive advantage. This could limit the number of customers available for marketers including Just Energy and impact Just Energy’s growth and retention.

Issuance of Additional Shares
Just Energy may issue additional or an unlimited number of Common Shares and up to 50,000,000 preferred shares without the approval of shareholders which would dilute existing shareholders’ interests.

Legal proceedings

Just Energy’s subsidiaries are party to a number of legal proceedings. Other than as set out below, Just Energy believes that each proceeding constitutes a routine legal matter incidental to the business conducted by Just Energy and that the ultimate disposition of the proceedings will not have a material adverse effect on its consolidated earnings, cash flows or financial position.

The State of California has filed a number of complaints filed with the Federal Energy Regulatory Commission (“FERC”) against many suppliers of electricity, including Commerce Energy Inc. (“CEI”), a subsidiary of the Company, with respect to events stemming from the 2001 energy crisis in California. The suppliers involved in the claim include entities which owned generation facilities and those that did not own generation facilities. Pursuant to the complaints, the State of California is challenging the FERC’s enforcement of its market-based rate system. Although CEI did not own generation facilities, the State of California claims as to CEI, as well as other suppliers that also did not own generation facilities, include that CEI was unjustly enriched by the run-up in charges caused by the alleged market manipulation of other market participants. On  March 18, 2010, the assigned Administrative Law Judge granted a motion to strike the claim for all parties in one of the complaints (in favour of the suppliers), holding that California did not prove that the reporting errors masked the accumulation of market power. California has appealed the decision. On June 13, 2012, FERC denied the plaintiff’s request for a rehearing, affirming its initial decision. California has appealed to the United States Courts for the Ninth Circuit and this appeal remains pending. CEI continues to vigorously contest this matter.

In December 2012, NHS was served with a statement of claim from the Ontario Superior Court Justice by Reliance Comfort Limited Partnership (“Reliance”) seeking damages in the amount of $60 million and related declaratory and injunctive relief, based on allegations that NHS engaged in unfair trade practices and misleading representations in its marketing and sale of water heaters. Reliance also made a formal complaint to the Competition Bureau in Canada with similar allegations. NHS believes the action and complaint are attempts by Reliance to deflect attention from allegations of anti-competitive conduct made against Reliance by the Commissioner of Competition (the “Commissioner”). Following a formal investigation, on December 20, 2012, the Commissioner brought applications against Reliance and Direct Energy alleging that each company was abusing its dominant position through conduct that intentionally suppresses competition and restricts consumer choice. On September 11, 2013, Reliance amended its claim and added the Company as a defendant. The Company believes that it is not a proper defendant in the proceedings and that the allegations against it are a continued attempt by Reliance to deflect attention from the Commissioner’s allegation of anti-competitive conduct made against it. NHS and the Company will vigorously defend themselves against the action and NHS has counterclaimed for $60 million in damages for claims of misleading advertising, breaches of the Competition Act (Canada), breaches of the Consumer Protection Act and defamation. In response to the formal complaint by Reliance, the Commissioner has commenced an inquiry with respect to NHS and its competitors.

In August 2013, Fulcrum Power Services L.P. (“FPS”) filed a lawsuit against the Company, Just Energy (US) Corp. and Fulcrum, for up to $20 million in connection with Fulcrum failing to achieve an earn-out target under the purchase and sales agreement dated August 24, 2011 for the purchase of Fulcrum from FPS. FPS alleges that the Company conducted itself in a manner that was intended to or reasonably likely to reduce or avoid the achievement of the earn-out target. In October 2013, the Company’s motion to compel arbitration was successful. Just Energy will continue to vigorously defend itself against this claim through the arbitration process.

In March 2012, Davina Hurt and Dominic Hill filed a lawsuit against Commerce Energy Inc. (“CEI”) and the Company in the Ohio federal court claiming entitlement to payment of minimum wage and overtime under Ohio wage claim laws and the Federal Labor Standards Act (“FLSA”) on their own behalf and similarly situated door-to-door sale representatives in the United States. The plaintiffs filed a motion with the Court to certify the lawsuit as a class action. The Court granted the plaintiffs’ motion to certification as a class action and set a deadline of January 13, 2014 for the filing of opt-in plaintiffs. Approximately 1,800 plaintiffs opted-in to the federal wage claims. Approximately 8,000 plaintiffs were certified as part of the Ohio state wage claims. CEI disagrees with the plaintiffs’ claims on a number of grounds and has been vigorously defending the claims.

Controls and procedures

DISCLOSURE CONTROLS AND PROCEDURES

We maintain disclosure controls and procedures (as defined in National Instruments 52-109 and in Rule 13a-15(e) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”)), that are designed to ensure that information that would be required to be disclosed in Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including the Chief Executive Officers and the Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

As of March 31, 2014, we carried out an evaluation, under the supervision, and with the participation of our management, including our Chief Executive Officers and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based on that evaluation, our Chief Executive Officers and Chief Financial Officer concluded, as of March 31, 2014, that such disclosure controls and procedures were effective.

REPORT OF MANAGEMENT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the company.

Our internal control system is designed to give management and the Board reasonable assurance that our consolidated financial statements are prepared and fairly presented in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.  The internal control system assures all transactions are authorized by management, assets are safeguarded and financial records are reliable.  Management also takes steps to ensure the flow of information and communication is effective, and monitors performance and our internal control procedures.

Management assessed the effectiveness of our internal control over financial reporting as of March 31, 2014, based on the criteria set out in the Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and concluded that it was effective at that date.  Our independent auditors, Ernst & Young LLP, issued an audit report stating that, as of March 31, 2014, we had effective internal controls over financial reporting in all material respects, based on the same criteria.

All internal control systems, however, no matter how well designed, have inherent limitations, and even systems that have been determined to be effective can only provide reasonable assurance about the preparation and presentation of financial statements.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There were no changes in fiscal 2014 that materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

CORPORATE GOVERNANCE

Just Energy is committed to maintaining transparency in its operations and ensuring its approach to governance meets all recommended standards. Full disclosure of Just Energy’s compliance with existing corporate governance rules is available at www.justenergygroup.com and is included in Just Energy’s May 28, 2014 Management Proxy Circular. Just Energy actively monitors the corporate governance and disclosure environment to ensure timely compliance with current and future requirements.

Outlook

The results of the Company’s operations for fiscal 2014 showed high Base EBITDA growth and growth in Base Funds from Operations. Entering fiscal 2014, management provided guidance for Base EBITDA of $220 million for the year, up 28% from $171.7 million (adjusted for the discontinued operations) recorded in fiscal 2013. This guidance growth was predicated on cash flow from the record customer additions in fiscal 2013, the fact that the Company’s customer aggregation costs per customer are declining and that administrative costs were expected to be effectively flat for fiscal 2014 despite anticipated customer base growth.

Following three strong quarters in which Base EBITDA’s growth tracked ahead of the pace necessary to meet this guidance, the extreme winter weather impact on fourth quarter margins held annual Base EBITDA growth to 22% resulting in $210.3 million realized for fiscal 2014. These weather impacts were felt by all major North American retailers during the past winter. Just Energy’s lower than expected fourth quarter margins were largely caused by unprecedented winter electricity price spikes combined with higher than normal consumption. Accordingly, management is satisfied that the operating base was in place to meet projected guidance under normal weather conditions.

Base FFO grew 17% for the year to $109.9 million up from $94.2 million in fiscal 2013. Had the Company achieved its Base EBITDA guidance, Just Energy’s payout ratio of Base FFO would have been less than 100% for fiscal 2014 as planned. The colder than normal winter weather and related supply price volatility had two main effects of Base FFO. Firstly, the gross margin was impacted by an approximate $15 million reductions due to the extreme winter weather and as a result, Base EBITDA was lower than management’s target. Second, high winter consumption led to the deferral of cash receipts from LDC for higher than normal gas consumption in major markets like Ontario and Michigan. This cash deferral was $6.2 million.  This cash will be reconciled with the LDCs in the first and second quarter of fiscal 2015.

Margin for the year was up 8% to $565.6 million. The margin growth was less than the 20% growth in sales. This disparity is an expected result of the growing Commercial Energy division and its lower percentage margins in addition to the impact of the weather. Growth in margin in the future is anticipated to be slowed somewhat by continued customer energy efficiency gains. In key Just Energy markets, the average consumption of electricity per square foot is down more than 10% over the past three years. This requires the Company to continue to alter its supply assumptions and results in reduced profit per customer. The current levels of margin per new customer have stabilized at a point which is consistent with expectations built into the Company’s guidance. The retailing of energy remains a growth industry in the United States as penetration rates of retailers in these markets significantly lag rates in the more mature Canadian markets. Overall, management expects continued customer and margin growth for fiscal 2015 and the foreseeable future.

As was the case where there have been negative reconciliations with utilities from warmer than normal winter weather resulting in lower gas consumption, much of the cash effect of the positive reconciliations for the colder than normal winter of fiscal 2014 will not be seen until the first and second quarters of fiscal 2015. Given the nature of the Company’s weather hedges, Just Energy receives minimal positive financial benefit from higher than normal weather-based gas consumption. Most of the cash flow benefit from higher sales is required to offset the cost of the weather options. Accordingly, Base FFO should grow more quickly than the rate of growth of margin in fiscal 2015.

Customer additions of 1,431,000 were up 2% from the 1,406,000 signed a year earlier. Overall the customer base grew 5% for the year. Factors contributing to customer growth were: increased price volatility making fixed-price offerings more attractive; continued strong acceptance of JustGreen products by residential consumers; and, the use of new channels such as the internet to broaden penetration of the markets. Factors limiting growth included: high attrition based on credit loss at higher prices; heavy competition in large U.S. states such as Texas and New York; and, a conscious effort by management to preserve commercial margins at the expense of low margin customer additions. The Company has made a conscious effort to reduce the number of low margin customers signed or renewed and ensure customer margins are consistent with target expectations. This has impacted both gross and net additions. Despite this, management expects continued aggregation at recent levels for the foreseeable future.

Two important drivers of Base EBITDA growth are controlled administrative expenses and lower selling and marketing costs. Fiscal 2014 saw administrative costs of $139.4 million, up 1% from $137.3 million a year earlier. This was despite a 5% increase in the customer base over the same period. Selling and marketing costs of $200.0 million were down 9% versus last year. Despite a 2% increase in new customers added and a 9% increase in renewals, selling and marketing expenses were lower due to increased utilization of lower cost sales channels. During the year, 26% of total consumer and commercial customers were aggregated through the traditional door-to-door sales with the remaining 74% coming through non-door-to-door channels (50% through commercial brokers and the remaining 24% from other channels such as Internet sales and telemarketing). Management anticipates that the percentage of customers gained through door-to-door sales will continue to slowly decline in future years.

Attrition rates were up to an average 15% up from 12% after having declined steadily for several years. The higher attrition was an expected result of very high winter pricing and the need to maintain credit quality as bills increased with higher consumption. Management expects that, over time, attrition rates will again decline to rates seen in fiscal 2013. Renewal rates were slightly below target at 68% for the last 12 months, down from 69% a year earlier. Consumer division renewals were strong at 75% up from 72% a year earlier. Renewal of residential customers has been favourably impacted by new contract prices being consistent with both expiring contracts and the current market prices. Renewals of Commercial Energy division’s customers will remain volatile as the Company’s efforts to maintain per customer margins at or above current levels will inevitably result in non-renewal of some larger volume, low margin customers. Management’s analysis of this trade-off indicates that Just Energy will optimize commercial profits under this strategy

On December 24, 2013, Just Energy completed the sale of the Terra Grain Fuels ethanol plant. The plant was a non-core asset to Just Energy and was sold to a group of Saskatchewan-based businesses for a nominal purchase price. Additionally, Just Energy was released from all of its obligations including long-term debt of $69.5 million associated with the ethanol plant.

On March 31, 2014, Just Energy concluded the sale of its network marketing business for a nominal sum. The independent agents under the new ownership structure will continue to market energy contracts on behalf of Just Energy.

The Company has announced that it plans to sell its HES business and has listed HES as a discontinued operation. The sale is expected to close during fiscal 2015.

As a clearly stated priority of management is debt reduction, Just Energy continues to examine all of its operations for other non-core assets which could be sold generating cash to reduce debt. The Company has a long-term target ratio of no more than 4 times Base EBITDA to total debt.  Based on fiscal 2014, the ratio was 4.7 times, down from a ratio of 5.6 times a year earlier. Management expects continued progress toward the target level in fiscal 2015 and beyond.

Just Energy has provided guidance for fiscal 2015 estimating Base EBITDA to be in the range of $220 million to $230 million.  This would require growth of between 5% and 9% in this measure for the year. This estimate includes provision for higher derivative hedging costs and other allowances for continued weather volatility. Base EBITDA in this range should result in higher rates of growth in Base FFO. Accordingly, meeting guidance would result in a payout ratio of less than 100% for the coming fiscal year. Management’s planning shows a declining payout ratio in each year of its planning horizon. Longer term, the Company targets a payout ratio of 60% to 65% of Base FFO.

Just Energy retains a strong interest in participating in the sale of solar energy to residential homeowners. Just Energy contracted residential JustGreen sales to more than 185,000 homes in fiscal 2014 with effectively all customers paying a premium price for “green” supply. Solar installations are advertised as immediately reducing energy costs in most markets.  Such a product offering would be well suited for sale through the Just Energy sales force. Residential solar sales at a fraction of current JustGreen levels would place Just Energy in a leading market position in this segment. The Company is exploring non-credit-intensive methods of entering this market and will provide shareholders with regular updates as to progress.